SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
 82-                              ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG.

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.   Press Information: DaimlerChrysler posts operating profit of €1.7 billion in second quarter of 2005

2.   Interim Report to Stockholders for the three- and six-month periods ended June 30, 2005

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Contact		Press Information
Thomas Fröhlich	+49 (0)7 11/17-9 33 11
Date
July 28, 2005

DaimlerChrysler posts operating profit of €1.7 billion in second quarter of 2005

•   Group operating profit of €2.0 billion, excluding charges related to the realignment of the smart business model

•   Net income increased by €160 million to €737 million (+28%)

•   Excluding charges related to the realignment of the smart business model, Group operating profit for the full year still expected to increase slightly compared with 2004 (€5.8 billion)

Stuttgart/Auburn Hills - DaimlerChrysler recorded an operating profit of €1.7 billion in the second quarter of 2005, compared with €2.1 billion in the same period of last year. This result is significantly above analysts’ estimates. As previously announced, the realignment of the smart business model caused additional expenses during the second quarter. Excluding these charges, the Group’s second-quarter operating profit amounted to €2.0 billion, which was close to the level recorded in Q2 2004.

Net income of €737 million is reported for the second quarter of 2005, which is €160 million higher than in the same period of last year (+28%). The decrease in operating profit was more than offset by the improved financial income (expense), net, and lower income taxes. Earnings per share amounted to €0.73, compared with €0.57 in the second quarter of 2004.

DaimlerChrysler’s second-quarter revenues also increased by 4% to €38.4 billion.

After an operating loss in the first quarter of this year, the Mercedes Car Group recorded slightly positive earnings in this quarter (Q2 2004: €703 million), thereby achieving the turning point. The division’s operating profit of €12 million includes further expenses of €311 million for the realignment of the smart business model. Excluding these expenses for smart, the division’s result would have been an operating profit of €323 million in the second quarter.

The Chrysler Group posted an operating profit in a difficult market environment of €544 million in the second quarter of 2005, compared with an operating profit of €521 million in the second quarter of 2004.

With a second-quarter operating profit of €524 million, the Commercial Vehicles Division once again increased its earnings compared with the prior-year period (+12%).

The operating profit of the Financial Services division remained at a high level of €385 million (Q2 2004: €472 million).

Other Activities’ operating profit of €144 million represented an improvement of €59 million compared with the second quarter of 2004.

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

2

Further information from DaimlerChrysler is available on the internet at: www.media.daimlerchrysler.com

3

2

Contents

4 Management Report	9 Mercedes Car Group 10 Chrysler Group 11 Commercial Vehicles	12 Financial Services 13 Other Activities 14 Consolidated Financial Statements	19 Notes to Consolidated Financial Statements 31 Financial Calendar

Q2

DaimlerChrysler Group

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $ (1)	€	€	in %
Revenues	46,484	38,423	37,072	+4
Western Europe	15,136	12,511	12,863	-3
Germany	6,647	5,494	5,759	-5
USA	20,496	16,942	16,818	+1
Other markets	10,852	8,970	7,391	+21
Employees (June 30)		388,758	383,724	+1
Research and development costs	1,603	1,325	1,379	-4
Investment in property, plant and equipment	1,943	1,606	1,628	-1
Cash provided by operating activities	4,269	3,529	3,676	-4
Operating profit	2,022	1,671	2,091	-20
Net income	892	737	577	+28
per share (in US $/€)	0.88	0.73	0.57	+28

(1) Rate of exchange: €1 = US $1.2098 (based on the noon buying rate on June 30, 2005).

Q1-2

DaimlerChrysler Group

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $ (1)	€	€	in %
Revenues	84,888	70,167	69,423	+1
Western Europe	27,239	22,515	24,471	-8
Germany	11,851	9,796	11,030	-11
USA	38,146	31,531	32,617	-3
Other markets	19,503	16,121	12,335	+31
Employees (June 30)		388,758	383,724	+1
Research and development costs	3,233	2,672	2,638	+1
Investment in property, plant and equipment	3,727	3,081	2,996	+3
Cash provided by operating activities	8,431	6,969	7,645	-9
Operating profit	2,781	2,299	3,637	-37
Net income	1,240	1,025	989	+4
per share (in US $/€)	1.22	1.01	0.98	+3

(1) Rate of exchange: €1 = US $1.2098 (based on the noon buying rate on June 30, 2005).

Management Report

•      Second-quarter Group operating profit of €1,671 million (Q2 2004: €2,091 million); €1,982 million excluding charges related to the realignment of the smart business model

•      Net income of €737 million (Q2 2004: €577 million)

•      Earnings per share of €0.73 (Q2 2004: €0.57)

•      Revenues higher at €38.4 billion

•      Excluding charges related to the realignment of the smart business model, Group operating profit for the full year still expected to increase slightly compared with 2004 (€5.8 billion)

Business developments

Moderate demand for automobiles worldwide

•      Compared with the very positive performance of the world economy in 2004, growth rates decreased significantly in the second quarter of 2005. Whereas economic expansion was still fairly strong in North America, Japan and most of the emerging markets, developments in some European countries were disappointing. Growth was dampened in particular by the sharp increase in the price of oil during the second quarter. Prices of other raw materials stabilized or decreased slightly, however.

•      The global demand for automobiles developed moderately in the second quarter of this year. Market volumes decreased slightly in Western Europe and China, while demand dropped sharply in the new countries of the European Union. Demand increased in the United States and Japan, however, and there was a continuation of the positive sales trend in South America. Growth in worldwide unit sales of commercial vehicles was less dynamic than in the prior-year period, but remained at a high level.

Increases in unit sales and revenues

•      In the second quarter of this year, DaimlerChrysler increased its worldwide unit sales compared with the same period of last year by 4% to 1.3 million vehicles.

•      Due to decreases for some important vehicles related to modelcycles, the Mercedes Car Group’s unit sales of 308,100 vehicles were lower than in the second quarter of 2004. Second-quarter shipments of 812,200 passenger cars and light trucks by the Chrysler Group were 4% higher than last year, and retail sales increased by 3% to 783,000 vehicles. The Commercial Vehicles Division boosted its unit sales by a strong 20% to a total of 221,600 trucks, vans and buses.

•      DaimlerChrysler’s second-quarter revenues increased by 4% to €38.4 billion. Adjusted for currency-translation effects and changes in the consolidated Group, revenues grew by 6%.

•      In the second quarter, the sale of our 45% equity interest in debis AirFinance was completed for a price of €325 million. The sale resulted in a small positive contribution to the Group’s net income.

Profitability

Group operating profit significantly affected by developments at Mercedes Car Group

•      DaimlerChrysler recorded an operating profit of €1,671 million in the second quarter of 2005, compared with €2,091 million in the same period of last year. As previously announced, the realignment of the smart business model caused additional expenses during the second quarter. Excluding these charges, the Group’s second-quarter operating profit amounted to €1,982 million, which was close to the level recorded in Q2 2004.

•      Operating profit was burdened by the strength of the euro, especially against the US dollar, and increased material prices. The Mercedes Car Group was particularly impacted by exchange rate effects. The Chrysler Group, Commercial Vehicles and Financial Services divisions were affected by changes in exchange rates mainly through the translation of their results into euros.

•      The Mercedes Car Group achieved a slightly positive result in the second quarter, thus achieving the turning point. Despite tough competition, the Chrysler Group’s operating profit was slightly higher than in the same period of last year. The Commercial Vehicles Division once again increased its operating profit, primarily due to positive developments in the truck business. Financial Services also developed positively, although operating profit did not reach the high prior-year level, mainly as a result of increasing interest rate levels in the United States. Other Activities improved its earnings and made a positive contribution to the DaimlerChrysler Group’s operating profit.

Operating Profit (Loss) by Segments

	Q2 05	Q2 05	Q2 04	Q1-2 05	Q1-2 05	Q1-2 04
In millions	US $	€	€	US $	€	€
Mercedes Car Group	15	12	703	(1,140)	(942)	1,342
Chrysler Group	658	544	521	963	796	824
Commercial Vehicles	634	524	468	1,498	1,238	736
Financial Services	466	385	472	863	713	693
Other Activities	174	144	85	439	363	219
Eliminations	75	62	(158)	158	131	(177)
DaimlerChrysler Group	2,022	1,671	2,091	2,781	2,299	3,637

•      The Mercedes Car Group recorded slightly positive earnings in the second quarter, compared with an operating profit of €703 million in the second quarter of 2004. The result included further expenses of €311 million for the realignment of the smart business model; in the first six months of the year, these charges totaled €1,111 million. Excluding these expenses, the division’s result would have been an operating loss of €154 million in the first quarter and an operating profit of €323 million in the second quarter, indicating the turning point in operating performance due primarily to new models and the efficiency improving actions taken as part of the CORE program.

•      Lifecycle-related decreases in unit sales of the S-Class and M-Class, a less favorable model mix and the ongoing strength of the euro impacted the earnings of Mercedes-Benz Passenger Cars. In addition, increased raw material prices and the launch costs of the new M-Class reduced earnings.

•      The expenses incurred for the realignment of smart’s business model mainly comprised compensation payments to dealers and suppliers as well as measures taken relating to the workforce. During the rest of this year, only a small impact on earnings is expected from the adjustment of our current assumptions to actual developments. The smart business unit recorded a loss from ongoing operating activities in the second quarter.

•      The Chrysler Group posted an operating profit in a difficult market environment of €544 million in the second quarter of 2005, compared with an operating profit of €521 million in the second quarter of 2004. The increase in operating profit resulting from increased shipments and cost reductions was partially offset by negative net pricing, shifts in product and market mix and the appreciation of the euro against the US dollar.

•      Operating profit in the second quarter of 2004 was negatively impacted by restructuring charges totalling €81 million. In addition, operating results for the second quarter of 2004 were favourably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual.

•      With a second-quarter operating profit of €524 million, the Commercial Vehicles Division once again achieved an increase in earnings compared with the prior year (+12%).

•      The continuing positive development of unit sales in nearly all of the division’s business units, particularly for trucks, and the successful continuation of the efficiency improvement programs were the primary factors behind the increase in operating profit. These factors more than compensated for charges on earnings resulting primarily from more expensive raw materials and exchange rate effects.

•      The Financial Services division recorded an operating profit of €385 million, compared with €472 million in the second quarter of 2004.

•      The negative impact on profits resulting from the strength of the euro against the US dollar and rising interest rates, particularly in the United States, was partially offset by a lower cost of risk. The contribution to earnings from Toll Collect was a small operating loss of €20 million due to additional development expenses.

•      Other Activities’ operating profit of €144 million represented an improvement of €59 million compared with the second quarter of 2004.

•      This improvement was mainly the result of the increased operating profit at EADS due to higher deliveries of Airbus aircraft. An additional factor was a higher profit contribution than in the prior-year quarter from DaimlerChrysler Off-Highway due to positive market developments, improved revenue structures and measures taken to improve efficiency.

Reconciliation of Group Operating Profit to Income before Financial Income

	Q2 05	Q2 05	Q2 04	Q1-2 05	Q1-2 05	Q1-2 04
In millions	US $	€	€	US $	€	€
Operating profit	2,022	1,671	2,091	2,781	2,299	3,637
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(342)	(283)	(205)	(692)	(572)	(413)
Operating (profit) loss from affiliated and associated companies and financial (income) loss from related operating companies	(131)	(108)	(20)	(350)	(289)	(6)
Miscellaneous items	(8)	(6)	(2)	(8)	(7)	(40)
Income before financial income	1,541	1,274	1,864	1,731	1,431	3,178

•      Financial expense amounted to €138 million in the second quarter (Q2 2004: €478 million). The improvement was primarily due to income from equity investments, which increased by €404 million to €12 million. This increase was almost solely due to the fact that the result for the prior-year quarter included a negative contribution from Mitsubishi Motors (€410 million), which was caused by operating losses as well as impairment charges recognized on deferred tax assets.

•      Net interest expense and net other financial expense of €84 million and €66 million, respectively, were nearly of the same magnitude as in the prior-year quarter.

•      Net income of €737 million is reported for the second quarter of 2005, which is €160 million higher than in the same period of last year. The decrease in operating profit was more than offset by the improved financial income (expense), net, and lower income taxes. The positive development of the tax position resulted from a changed composition of income before income taxes, which in the prior-year quarter included the high, non-deductible loss contributed by MMC.

•      Earnings per share amounted to €0.73, compared with €0.57 in the second quarter of 2004.

Cash Flow

•      Cash provided by operating activities in the first half of 2005 of €7.0 billion was lower than in the same period of last year (€7.6 billion). In addition to the effects of currency translation, the decrease was also caused by the higher volume of cash tied up through increases in inventories and trade receivables. There was a positive effect compared with the prior-year period due to the decrease in net cash outflows for tax payments, mainly resulting from tax refunds, especially in the NAFTA region.

•      Cash used for investing activities decreased significantly to €4.7 billion from €9.2 billion in the same period of last year. The reduction was primarily caused by higher proceeds from the sale of receivables from financial services provided to end customers. There were opposing effects increasing the cash used for investing activities caused by net additions to equipment on operating leases, net acquisitions of securities and additions to property, plant and equipment.

•      Cash used for financing activities amounted to €2.9 billion. This was primarily a result of the (net) repayment of financial liabilities of €1.3 billion and the dividend distribution for the 2004 financial year of €1.5 billion. In the prior-year period, the dividend distribution was partially offset by a cash inflow from net borrowing.

•      Cash and cash equivalents with an original maturity of three months or less decreased by €0.1 billion compared with December 31, 2004. Total liquidity, which also includes marketable securities with an original maturity of more than three months, increased from €11.7 billion to €12.6 billion.

Financial Position

•      Compared with December 31, 2004, total assets increased by €14.5 billion to €197.2 billion. €12.0 billion of the increase was attributable to currency translation effects.

•      Equipment on operating leases and receivables from financial services totaled €92.2 billion, equivalent to 47% of total assets. The increase in inventories was a result of the fluctuating production volumes in the vehicle business during the year in connection with model changeovers. The intensely competitive situation in the Group’s sales markets also had the effect of increasing vehicle inventories. Other assets decreased, mainly due to the valuation of derivatives.

•      On the liabilities side, minority interests decreased due to the Group’s increased equity interest in MFTBC. As of June 30, 2005, 15% of MFTBC’s stock was held by shareholders outside the Group (December 31, 2004: 35%). The increase in trade liabilities resulted primarily from the increase in production volumes compared with the fourth quarter of 2004.

•      Stockholders’ equity increased from €33.5 billion to €34.0 billion at June 30, 2005, due primarily to the positive net income and currency translation effects. Opposing effects resulted from the distribution of the dividend for the 2004 financial year and the valuation of derivative financial instruments.

•      The Group’s equity ratio as of June 30, 2005, was 17.3% (December 31, 2004: 17.5%). The equity ratio for the industrial business was 24.3% (December 31, 2004: 25.3%).

Workforce

•      At the end of the second quarter of 2005, DaimlerChrysler employed a workforce of 388,758 people worldwide (+1%). Of this total, 184,029 were employed in Germany and 100,442 in the United States (end of Q2 2004: 184,973 and 100,369 respectively).

•      The workforce expanded for operational reasons, due in particular to new recruitment by the Commercial Vehicles Division in North America and Europe. Employment levels also rose in the Mercedes Car Group as a result of the expansion of the plant in Tuscaloosa, USA. There were increases and reductions due to changes in the consolidated Group, following the acquisition of dealerships and the sale of component plants by the Chrysler Group. Adjusted for changes in the consolidated Group, the number of employees increased by 2%.

Outlook

•      DaimlerChrysler assumes that the global economy will expand at a stable rate along its long-term growth path in the second half of this year. Nonetheless, the high oil price and rising interest rates in the United States are risks for investment and consumption. The European economies will also have the disadvantage of the low value of the US dollar.

•      Demand in the automotive industry is likely to remain rather moderate in the second half of the year. Whereas demand for passenger cars will go on rising in most of the emerging markets, we expect unit sales at last year’s levels in the world’s three major markets of North America, the European Union and Japan, although there may be very strong seasonal fluctuations from one quarter to the next. Demand for commercial vehicles should remain at its present high level. In view of further reductions in model lifecycles and ongoing over-capacity, we expect a continuation of the intensely competitive pressure in the automobile industry.

•      DaimlerChrysler anticipates a slight increase in unit sales in full-year 2005 compared with 2004.

•      At the Mercedes Car Group, the general availability of numerous new models and engines should stimulate unit sales in the second half of the year. This will be boosted by the extremely positive response to the new S-Class, with the first cars being delivered to customers in September. In addition, the new R-Class will be launched in the United States this fall. With these new vehicles, the Mercedes-Benz brand will have its broadest and youngest product range. For the full year, we expect a slight increase in unit sales compared with 2004.

•      The Chrysler Group anticipates a continuation of the tough competition in the North American market during the rest of this year. Total market volume in the United States is likely to be around 17.2 million vehicles. In particular, the success of our new models should help us to increase our unit sales compared with the year 2004.

•      In the second half of 2005, the Commercial Vehicles Division expects unit sales to continue the pleasing development shown in the first half, so that a significant increase should be achieved for the full year. There will be positive impetus in particular from the strong demand (evident since last year) for Freightliner’s heavy-duty trucks in the NAFTA region, as well as for Mercedes-Benz trucks.

•      The Financial Services division assumes that levels of new business and contract volume will hold stable during the rest of the year. At Toll Collect, preparations for the changeover from On-Board Unit 1 (OBU 1) to OBU 2 are making good progress.

•      EADS expects the recovery of the market for civil aircraft to continue in the second half of the year. In full-year 2005, EADS plans to deliver more than 360 Airbus aircraft (2004: 320).

•      The DaimlerChrysler Group continues to expect higher revenues in 2005 than in 2004. The development of revenues remains highly dependent on changes in the exchange rate between the euro and the US dollar.

•      The size of the workforce is expected to increase slightly during the rest of this year. Employment levels should rise compared with the end of 2004 particularly in the Commercial Vehicles Division.

•      Despite the recent rise of the US dollar against the euro, operating profit for full-year 2005 will be impacted by the less favorable dollar-euro exchange rate compared to the prior year. In addition, the development of earnings will continue to be impacted by increases in raw-material prices during the further course of this year.

•      After increasing our earnings in the second quarter by more than originally anticipated and achieving the turning point at the Mercedes Car Group, for full-year 2005 we continue to expect a slight increase in operating profit compared with the prior year, excluding charges related to the realignment of the smart business model.

Forward-looking statements in this Interim Report:

This interim report contains forward-looking statements that reflect management’s current views with respect to future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” and “should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw-material prices; introduction of competing products; increased sales incentives; the successful implementation of the new business model for smart; supply interruptions of production material, resulting from shortages, labor strikes or supplier insolvencies; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

Mercedes Car Group

•      Unit sales below prior-year level at 308,100 vehicles

•      Successful launch of new M-Class and B-Class

•      Progress made with the realignment of smart

•      Slightly positive earning despite charges (€311 million) related to the realignment of the smart business model

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit (loss)	15	12	703	-98
Revenues	15,089	12,472	12,977	-4
Unit sales		308,081	319,353	-4
Production		325,567	325,074	+0
Employees (June 30)		106,351	105,558	+1

Unit sales below prior-year level

•      The Mercedes Car Group’s second-quarter unit sales decreased by 4% to 308,100 vehicles, while revenues were also down by 4%. The Mercedes Car Group recorded slightly positive earnings, thereby achieving the turning point. As previously announced, the realignment of the smart business model had a negative impact on the quarterly result amounting to €311 million.

Acceleration of unit sales for Mercedes-Benz brand

•      Unit sales by the Mercedes-Benz brand of 273,400 vehicles were at the same level as in Q2 2004. Increases over the prior-year period were particularly strong for the A-Class and the SLK roadster. In the second quarter, 14,000 units were sold of the new CLS, which was launched in fall 2004. The new M-Class, which was launched in the United States in April, and the B-Class, launched in June, both had very successful starts, with sales of 16,800 and 9,200 units respectively. In the run up to the model changeover, S-Class sales did not reach prior-year levels, but this car still maintained its worldwide leading position in the luxury segment. Unit sales of the C-Class and E-Class decreased compared with the same period of last year, but more E-Class cars were sold than in the first quarter.

•      Unit sales of the Mercedes-Benz brand decreased in Germany by 7% to 84,000 vehicles. In markets outside Germany, however, there was an increase of 3% to 189,400 vehicles.

Unit sales

	Q2 05	Q2 04	Change
			in %
Total	308,081	319,353	-4
Western Europe	204,376	224,034	-9
Germany	94,239	104,299	-10
United States	54,072	52,971	+2
Japan	12,087	8,286	+46
Other markets	37,546	34,062	+10

Quality offensive takes effect

•      The comprehensive measures taken as a part of the quality offensive are showing results: In this year’s J. D. Power Initial Quality Study, the Mercedes-Benz brand improved by 5 places and was thus one of the top five car brands. In this year’s ADAC breakdown statistics, Mercedes-Benz passenger cars were among the best automobiles in three vehicle categories.

Forceful implementation of CORE mobilization program

•      Within the framework of the CORE program, by the end of June, a large number of ideas had been developed to reduce costs and increase revenues in the Mercedes Car Group, and a high proportion of the total volume of profitability improvements targeted for the year 2005 had already been identified. By the year 2007, the Mercedes Car Group intends to improve its earnings by up to €3.5 billion and to achieve a return on sales of 7%.

Realignment of smart progressing according to plan

•      The program for the realignment of the smart business model is progressing as planned. Important milestones were the agreement achieved with the employee council on the planned job reductions and the arrangement reached with the European smart dealer organization on an optimized distribution system.

•      Due to the continuation of difficult conditions in the market for small cars and inventory reductions, shipments to dealers by the smart brand fell to 34,700 vehicles (Q2 2004: 45,100).

Q1–2

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit (loss)	(1,140)	(942)	1,342	.
Revenues	27,650	22,855	24,651	-7
Unit sales		555,049	585,341	-5
Production		603,602	632,186	-5
Employees (June 30)		106,351	105,558	+1

Unit sales

	Q1-2 05	Q1-2 04	Change
			in %
Total	555,049	585,341	-5
Western Europe	359,374	397,030	-9
Germany	164,694	185,226	-11
United States	103,872	104,474	-1
Japan	22,321	19,372	+15
Other markets	69,482	64,465	+8

Chrysler Group

•      Retail sales increase again due to market success of new products

•      Further progress with productivity and quality

•      Substantial investment in modernization of production facilities

•      Operating profit slightly above prior-year level at €544 million

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	658	544	521	+4
Revenues	15,764	13,030	13,206	-1
Unit sales		812,234	781,443	+4
Production		782,728	740,463	+6
Employees (June 30)		85,753	89,183	-4

Unit sales

	Q2 05	Q2 04	Change
			in %
Total	812,234	781,443	+4
NAFTA	764,193	735,860	+4
United States	659,385	638,032	+3
Other markets	48,041	45,583	+5

Increased unit sales

•      The Chrysler Group increased its second-quarter worldwide retail sales by 3% to 783,000 vehicles. The increase was primarily due to the market success of the new products launched in 2004 such as the Chrysler 300 (+18%), the Dodge Magnum (+133%), the Jeep® Grand Cherokee (+26%) and the new minivans featuring the innovative Stow’n Go seating system (+6%). In the United States, the Chrysler Group’s market share was 13.4% (Q2 2004: 13.5%). Unit sales (factory shipments) increased by 4% to 812,200 vehicles.

•      US dealers’ inventories totaled 632,400 vehicles at the end of the quarter (end of Q2 2004: 605,600), equivalent to 75 days’ supply (end of Q2 2004: 72 days’ supply).

•      Due in particular to the appreciation of the euro against the US dollar, revenues decreased by 1% to €13.0 billion. Measured in US dollars, revenues rose by 3%. The Chrysler Group posted an operating profit of  €544 million, slightly exceeding the prior-year’s level.

Further improvements in productivity and quality

•      According to the respected Harbour Report North America, the Chrysler Group boosted its productivity by a further 4.2% during 2004. Over the past three years, it has improved its overall manufacturing productivity by a substantial 19%. The Harbour Report also showed that the Chrysler Group’s transmission productivity is the best in the industry and that its engine productivity achieved the most significant progress in 2004.

•      In the J. D. Power Initial Quality Survey, the Chrysler Group was able to maintain its rating in 2004, despite the launch of nine new models in that year. Improvements were made in three major categories: exterior, interior and transmission.

Higher flexibility in the plants

•      To be able to react quickly to fluctuations in demand, over the coming years we will further improve our manufacturing flexibility and modernize our production equipment. In the second quarter, the Chrysler Group therefore announced major investments at selected plants, including investments at the Trenton Engine Plant for new engine programs, at the Belvidere Assembly Plant for the successor to the Dodge Neon, and at the Sterling Heights Assembly and Stamping Plants, where the successor vehicles to the Chrysler Sebring and Dodge Stratus are to be produced.

Q1–2

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	963	796	824	-3
Revenues	28,751	23,765	25,266	-6
Unit sales		1,478,909	1,466,194	+1
Production		1,464,666	1,421,176	+3
Employees (June 30)		85,753	89,183	-4

Unit sales

	Q1-2 05	Q1-2 04	Change
			in %
Total	1,478,909	1,466,194	+1
NAFTA	1,394,822	1,375,175	+1
United States	1,220,324	1,220,615	-0
Other markets	84,087	91,019	-8

Commercial Vehicles

•      Ongoing strong demand, especially in North America

•      Strong rise in unit sales also in the second quarter

•      Significant increase in operating profit

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	634	524	468	+12
Revenues	12,881	10,647	8,963	+19
Unit sales		221,617	184,937	+20
Production		227,556	198,267	+15
Employees (June 30)		118,325	110,966	+7

Unit sales

	Q2 05	Q2 04	Change
			in %
Total	221,617	184,937	+20
Western Europe	75,567	74,793	+1
Germany	29,435	29,096	+1
United States	48,593	37,756	+29
South America	15,525	14,248	+9
Japan	18,046	9,752	+85
Other Markets	63,886	48,388	+32

Positive business developments also in the second quarter

•      The Commercial Vehicles Division increased its unit sales by 20% to 221,600 vehicles in the second quarter, while revenues increased by 19% to €10.6 billion. Adjusted for changes in the consolidated Group - Mitsubishi Fuso Truck and Bus Corporation (MFTBC) was only consolidated for two months in the second quarter of 2004 - unit sales rose by 8% and revenues by 12%. Operating profit improved from €468 million to €524 million.

Growth for trucks and buses

•      The positive development of the truck business continued in the second quarter of 2005.

Unit sales by the Trucks NAFTA business unit (Freightliner, Sterling, Thomas Built Buses, Western Star) increased by 32% to 48,700 vehicles, primarily as a result of continuing strong demand for heavy trucks in the North American market.

Unit sales by the Trucks Europe/Latin America business unit (Mercedes-Benz) increased by 14% to 40,100 trucks, mainly due to the market success of the Axor and Actros models. The positive sales development was also assisted by growth in Western Europe, especially in Germany, France, and Spain, and the continuing market recovery in Brazil.

MFTBC’s second-quarter unit sales decreased by 11% to 45,900 trucks and 2,100 buses. The number of 30,200 vehicles sold outside Japan was similar to the figure for the prior-year quarter. Sales in Japan decreased from 23,700 to 17,800 units due to generally weaker demand and the after-effects of the recall campaigns in 2004.

•      Sales of 72,300 vehicles by the Vans business unit were close to the number sold in Q2 2004. Unit sales of Sprinters increased once again, whereas demand was lower for the Viano.

•      The DaimlerChrysler Buses business unit sold 9,500 vehicles and chassis, 11% more than in the second quarter of last year. Growth was especially strong in the Middle East and Mexico.

Introduction of new diesel technology for lower emissions

•      Since the beginning of this year, Mercedes-Benz trucks have been available with the new BlueTec diesel technology. These trucks not only fulfill the Euro 4 emission limits, which come into force in the year 2006, but also the Euro 5 limits, which will not be mandatory until the fall of 2009.

“Global Excellence” as a competitive factor

•      The “Global Excellence” program comprises four initiatives supporting the implementation of the Commercial Vehicles Division’s existing strategy. These initiatives aim to reduce dependence on industry cycles, to increase synergy effects and economies of scale, to accelerate our growth in the global commercial-vehicle markets and to extend our innovation leadership with new products.

Q1–2

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	1,498	1,238	736	+68
Revenues	23,181	19,161	15,575	+23
Unit sales		401,002	310,727	+29
Production		424,177	336,303	+26
Employees (June 30)		118,325	110,966	+7

Unit sales

	Q1-2 05	Q1-2 04	Change
			in %
Total	401,002	310,727	+29
Western Europe	131,326	131,039	+0
Germany	49,038	48,825	+0
United States	92,223	71,332	+29
South America	29,828	25,937	+15
Japan	29,889	10,872	+175
Other Markets	117,736	71,547	+65

Financial Services

•                  Continuation of positive business developments

•                  Growth in contract volume

•                  Toll-collection system running smoothly

•                  Operating profit of €385 million

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	466	385	472	-18
Revenues	4,612	3,812	3,463	+10
Contract volume	138,193	114,228	104,521	+9
New business	15,633	12,922	13,483	-4
Employees (June 30)		11,385	11,132	+2

Financial Services continues its positive development

•                  Financial Services’ business continued developing successfully in the second quarter. Contract volume increased by 9% to €114.2 billion; after adjusting for exchange-rate effects the increase amounted to 8%. At the end of the second quarter, the portfolio comprised a total of 6.5 million vehicles (+3%). New business decreased by 4% compared with the prior-year quarter to €12.9 billion. Operating profit remained at the high level of €385 million (Q2 2004: €472 million).

New finance products launched in North America

•                  In the Americas region, contract volume increased to €83.8 billion (+10%) representing a share of 73% of the total portfolio. New business decreased by 7% to €8.7 billion. The decrease in new business is related to the above-average proportion of special financing programs in 2004.

•                  The new finance products allowing the extension of an existing leasing or financing contract (bridge lease) or the early conclusion of a new one (lease pull-ahead) and attractive special financing programs are tailored to individual customer wishes and were in high demand during the second quarter. In addition, the division’s presence in North America under the banners of Chrysler Financial, Mercedes-Benz Credit and DaimlerChrysler Services Truck Finance emphasizes customer focus and the close connection with the brands of DaimlerChrysler. During the second quarter, we continued the intensive dialog with dealers on the development of new leasing and financing products and the further improvement of customer service.

Positive business developments in the region of Europe, Africa and Asia/Pacific

•                  Contract volume of €30.4 billion in the region of Europe, Africa, Asia/Pacific exceeded the high level of the prior-year quarter (+7%). In the core European markets of the United Kingdom, Italy and France, the portfolio remained stable at €7.2 billion, while there was dynamic growth in contract volume in the markets of Eastern Europe (+12%). In Germany, DaimlerChrysler Bank, our largest leasing and sales financing company in this region, further strengthened its position with the financing and leasing of DaimlerChrysler vehicles. Contract volume increased by 6% to €14.6 billion.

In China, we are proceeding according to plan with preparations for the establishment of our own financing company. Business activities are due to begin during the fourth quarter of this year.

Toll-collection system running smoothly

•                  The toll-collection system, which started successfully in Germany at the beginning of the year, proved its reliability during the second quarter and was extremely stable in full-load operation. The development of the software for the second version of the on-board units is running according to plan; this should enable toll parameters and route data to be updated via mobile telephony as of January 1, 2006. So far, more than 450,000 on-board units have been installed in trucks weighing more than 12 tons.

Q1–2

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	863	713	693	+3
Revenues	8,927	7,379	6,835	+8
Contract volume	138,193	114,228	104,521	+9
New business	30,122	24,898	24,121	+3
Employees (June 30)		11,385	11,132	+2

Other Activities

•                  EADS remains highly successful

•                  Strong growth for DaimlerChrysler Off-Highway

	Q2 05	Q2 05	Q2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	174	144	85	+69

The Other Activities segment primarily comprises our 33% equity interest in the European Aeronautic Defence and Space Company (EADS) and the DaimlerChrysler Off-Highway business unit. It also includes Corporate Research, the Group’s real-estate activities, and our holding and finance companies.

Other Activities’ second-quarter operating profit increased from €85 million to €144 million.

EADS

•                  The European Aeronautic Defence and Space Company (EADS), the world’s second-largest aerospace and defense company, performed extremely well in the first half of 2005.

•                  The successful maiden flight on April 27, 2005 of the world’s largest passenger aircraft, the Airbus A380, was a milestone in the history of civil aviation. By the end of the first half of the year, 159 orders and purchase commitments had been received for the A380 from 16 customers.

•                  From January through June, Airbus delivered a total of 189 aircraft (1st half 2004: 161), thus consolidating its leading position in the world market.

•                  At the international air show in Le Bourget near Paris in June, Airbus received purchase commitments for 280 aircraft. IndiGo, an Indian low-budget airline, signed a letter of intent on the purchase of 100 aircraft of the A320 family. Qatar Airways committed to buying 60 of the A350 aircraft. On June 30, Airbus had received purchase commitments for a total of 125 of the A350 aircraft, which is officially due to start production at the end of September 2005.

•                  In April, the German Bundestag (the lower house of parliament) approved the participation in the transatlantic MEADS (Medium Extended Air Defense System) program. Together with the United States and Italy, Germany will participate in the development of this ground-based tactical air defense system. The total volume of the development order amounts to USD 3.4 billion.

•                  In May, EADS Astrium underscored its leading market position in Europe by winning the order for South Korea’s first geo-stationary multifunctional satellite.

DaimlerChrysler Off-Highway

•                  The DaimlerChrysler Off-Highway business unit increased its second-quarter revenues by 12% to €467 million. Growth was mainly achieved with sales of ship engines, but also with engines for mining, agriculture and construction vehicles.

•                  Incoming orders of €594 million were also significantly higher than in Q2 2004. Growth was achieved above all in the Industrial segment, but also in the segments of Propeller Shafts and Service. The majority of the orders placed are in the application segments of Ships and Power Generation (engines used for generating electricity).

Q1–2

	Q1-2 05	Q1-2 05	Q1-2 04	Change
Amounts in millions	US $	€	€	in %
Operating profit	439	363	219	+66

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q2

	Consolidated			Industrial Business		Financial Services (1)
	Q2 2005	Q2 2005	Q2 2004	Q2 2005	Q2 2004	Q2 2005	Q2 2004
(in millions, except per share amounts)	(Note 1) $	€	€	€	€	€	€
Revenues	46,484	38,423	37,072	34,613	33,611	3,810	3,461
Cost of sales	(37,862)	(31,296)	(29,548)	(28,220)	(26,893)	(3,076)	(2,655)
Gross profit	8,622	7,127	7,524	6,393	6,718	734	806
Selling, administrative and other expenses	(5,705)	(4,715)	(4,396)	(4,420)	(4,075)	(295)	(321)
Research and development	(1,603)	(1,325)	(1,379)	(1,325)	(1,379)	—	—
Other income	223	184	150	179	132	5	18
Turnaround plan Chrysler Group	4	3	(35)	3	(35)	—	—
Income before financial income	1,541	1,274	1,864	830	1,361	444	503
Financial income (expense), net	(167)	(138)	(478)	(146)	(478)	8	—
Income before income taxes	1,374	1,136	1,386	684	883	452	503
Income tax expense	(460)	(381)	(779)	(206)	(588)	(175)	(191)
Minority interests	(22)	(18)	(30)	(16)	(27)	(2)	(3)
Net income	892	737	577	462	268	275	309

Earnings per share
Basic earnings per share	0.88	0.73	0.57
Diluted earnings per share	0.88	0.73	0.57

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Income Q1-2

	Consolidated			Industrial Business		Financial Services (1)
	Q1-2 2005	Q1-2 2005	Q1-2 2004	Q1-2 2005	Q1-2 2004	Q1-2 2005	Q1-2 2004
(in millions, except per share amounts)	(Note 1) $	€	€	€	€	€	€
Revenues	84,888	70,167	69,423	62,793	62,592	7,374	6,831
Cost of sales	(69,342)	(57,317)	(55,412)	(51,338)	(50,192)	(5,979)	(5,220)
Gross profit	15,546	12,850	14,011	11,455	12,400	1,395	1,611
Selling, administrative and other expenses	(10,967)	(9,065)	(8,471)	(8,470)	(7,869)	(595)	(602)
Research and development	(3,233)	(2,672)	(2,638)	(2,672)	(2,638)	—	—
Other income	381	315	328	295	301	20	27
Turnaround plan Chrysler Group	4	3	(52)	3	(52)	—	—
Income before financial income	1,731	1,431	3,178	611	2,142	820	1,036
Financial income (expense), net	(70)	(58)	(867)	(67)	(871)	9	4
Income before income taxes	1,661	1,373	2,311	544	1,271	829	1,040
Income tax expense	(388)	(321)	(1,284)	(3)	(898)	(318)	(386)
Minority interests	(33)	(27)	(38)	(23)	(34)	(4)	(4)
Net income	1,240	1,025	989	518	339	507	650

Earnings per share
Basic earnings per share	1.22	1.01	0.98
Diluted earnings per share	1.22	1.01	0.97

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Condensed Consolidated Balance Sheets

	Consolidated			Industrial Business		Financial Services (1)
	June 30,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
	2005	2005	2004	2005	2004	2005	2004
	(unaudited)	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)
(in millions)	(Note 1) $	€	€	€	€	€	€
Assets
Goodwill	2,475	2,046	2,003	1,986	1,945	60	58
Other intangible assets	3,635	3,005	2,671	2,936	2,602	69	69
Property, plant and equipment, net	43,562	36,008	34,001	35,833	33,835	175	166
Investments and long-term financial assets	8,513	7,037	7,043	6,759	6,767	278	276
Equipment on operating leases, net	38,905	32,157	26,711	4,495	3,099	27,662	23,612
Fixed assets	97,090	80,253	72,429	52,009	48,248	28,244	24,181
Inventories	24,375	20,148	16,792	18,682	15,317	1,466	1,475
Trade receivables	9,463	7,822	6,951	7,588	6,755	234	196
Receivables from financial services	72,678	60,074	56,785	—	—	60,074	56,785
Other assets	12,292	10,161	12,924	6,002	9,209	4,159	3,715
Securities	6,257	5,172	3,884	4,742	3,474	430	410
Cash and cash equivalents	9,030	7,464	7,771	6,423	6,771	1,041	1,000
Non-fixed assets	134,095	110,841	105,107	43,437	41,526	67,404	63,581
Deferred taxes	5,980	4,943	4,130	4,780	3,988	163	142
Prepaid expenses	1,385	1,144	1,030	1,054	953	90	77
Total assets	238,550	197,181	182,696	101,280	94,715	95,901	87,981

Liabilities and stockholders’ equity
Capital stock	3,185	2,633	2,633
Additional paid-in capital	9,778	8,082	8,042
Retained earnings	35,733	29,538	30,032
Accumulated other comprehensive loss	(7,498)	(6,199)	(7,166)
Treasury stock	(6)	(5)	—
Stockholders’ equity	41,192	34,049	33,541	24,582	25,439	9,467	8,102
Minority interests	813	672	909	640	885	32	24
Accrued liabilities	56,458	46,667	41,566	45,443	40,506	1,224	1,060
Financial liabilities	95,665	79,075	76,620	6,098	8,680	72,977	67,940
Trade liabilities	19,818	16,381	12,914	16,149	12,704	232	210
Other liabilities	11,636	9,618	8,707	6,702	6,095	2,916	2,612
Liabilities	127,119	105,074	98,241	28,949	27,479	76,125	70,762
Deferred taxes	2,778	2,296	2,189	(4,350)	(3,989)	6,646	6,178
Deferred income	10,190	8,423	6,250	6,016	4,395	2,407	1,855
Total liabilities	197,358	163,132	149,155	76,698	69,276	86,434	79,879

Total liabilities and stockholders’ equity	238,550	197,181	182,696	101,280	94,715	95,901	87,981

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated other comprehensive loss
		Additional		Cumulative	Available-	Derivative	Minimum
	Capital	paid-in	Retained	translation	for-sale	financial	Pension	Treasury
(in millions of €)	stock	capital	earnings	adjustment	securities	instruments	liability	stock	Total
Balance at January 1, 2004	2,633	7,915	29,085	(949)	333	2,227	(6,763)	—	34,481
Net income	—	—	989	—	—	—	—	—	989
Other comprehensive income (loss)	—	—	—	481	379	(497)	—	—	363
Total comprehensive income									1,352
Stock based compensation	—	56	—	—	—	—	—	—	56
Purchase of capital stock	—	—	—	—	—	—	—	(23)	(23)
Re-issuance of treasury stock	—	—	—	—	—	—	—	18	18
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at June 30, 2004	2,633	7,971	28,555	(468)	712	1,730	(6,763)	(5)	34,365

Balance at January 1, 2005	2,633	8,042	30,032	(1,640)	127	1,858	(7,511)	—	33,541
Net income	—	—	1,025	—	—	—	—	—	1,025
Other comprehensive income (loss)	—	—	—	1,602	3	(555)	(83)	—	967
Total comprehensive income									1,992
Stock based compensation	—	40	—	—	—	—	—	—	40
Purchase of capital stock	—	—	—	—	—	—	—	(21)	(21)
Re-issuance of treasury stock	—	—	—	—	—	—	—	16	16
Dividends	—	—	(1,519)	—	—	—	—	—	(1,519)
Balance at June 30, 2005	2,633	8,082	29,538	(38)	130	1,303	(7,594)	(5)	34,049

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

	Consolidated			Industrial Business		Financial Services (1)
	Q1-2 2005	Q1-2 2005	Q1-2 2004	Q1-2 2005	Q1-2 2004	Q1-2 2005	Q1-2 2004
(in millions)	(Note 1) $	€	€	€	€	€	€
Net income	1,240	1,025	989	518	339	507	650
Income applicable to minority interests	33	27	38	23	34	4	4
Gains on disposals of businesses	(11)	(9)	(5)	(9)	(5)	—	—
Depreciation and amortization of equipment on operating leases	3,565	2,947	2,592	307	228	2,640	2,364
Depreciation and amortization of fixed assets	4,133	3,416	2,865	3,386	2,834	30	31
Change in deferred taxes	(363)	(300)	287	(118)	(61)	(182)	348
Equity (income) loss from associated companies	(74)	(61)	761	(49)	771	(12)	(10)
Change in financial instruments	(122)	(101)	(246)	(110)	(249)	9	3
Gains on disposals of fixed assets/securities	(659)	(545)	(209)	(544)	(209)	(1)	—
Change in trading securities	(4)	(3)	(76)	(3)	(73)	—	(3)
Change in accrued liabilities	1,667	1,378	1,635	1,355	1,573	23	62
Turnaround plan expenses (gains) - Chrysler Group	(4)	(3)	52	(3)	52	—	—
Turnaround plan payments - Chrysler Group	(53)	(44)	(130)	(44)	(130)	—	—
Net changes in inventory-related receivables from financial services	(697)	(576)	(1,155)	(576)	(1.155)	—	—
Changes in other operating assets and liabilities:
- Inventories, net	(3,026)	(2,501)	(1,765)	(2,457)	(1,845)	(44)	80
- Trade receivables	(921)	(761)	(6)	(750)	(64)	(11)	58
- Trade liabilities	2,974	2,458	2,020	2,439	1,989	19	31
- Other assets and liabilities	753	622	(2)	426	(278)	196	276
Cash provided by operating activities	8,431	6,969	7,645	3,791	3,751	3,178	3,894
Purchases of fixed assets:
- Increase in equipment on operating leases	(12,668)	(10,471)	(8,698)	(2,806)	(2,529)	(7,665)	(6,169)
- Purchase of property, plant and equipment	(3,727)	(3,081)	(2,996)	(3,061)	(2,969)	(20)	(27)
- Purchase of other fixed assets	(121)	(100)	(178)	(94)	(172)	(6)	(6)
Proceeds from disposals of equipment on operating leases	7,840	6,480	5,738	3,158	2,893	3,322	2,845
Proceeds from disposals of fixed assets	444	367	502	356	490	11	12
Payments for investments in businesses	(254)	(210)	(171)	(203)	(171)	(7)	—
Proceeds from disposals of businesses	536	443	136	435	122	8	14
Investments in/collections from wholesale receivables	(3,251)	(2,687)	(3,573)	12,387	14,984	(15,074)	(18,557)
Proceeds from sale of wholesale receivables	3,133	2,590	3,330	(12,030)	(14,224)	14,620	17,554
Investments in retail receivables	(19,556)	(16,165)	(13,814)	1,643	2,162	(17,808)	(15,976)
Collections on retail receivables	14,314	11,832	8,107	(1,424)	(1,767)	13,256	9,874
Proceeds from sale of retail receivables	8,852	7,317	3,129	—	—	7,317	3,129
(Acquisition) disposition of securities (other than trading), net	(1,107)	(915)	(354)	(880)	(372)	(35)	18
Change in other cash	(81)	(67)	(309)	(75)	(313)	8	4
Cash used for investing activities	(5,646)	(4,667)	(9,151)	(2,594)	(1,866)	(2,073)	(7,285)
Change in financial liabilities (including amounts for commercial paper borrowings, net of €232 ($281) and €(380) in 2005 and 2004, respectively)	(1,628)	(1,346)	103	(252)	(2,675)	(1,094)	2,778
Dividends paid (incl. profit transferred from subsidiaries)	(1,857)	(1,535)	(1,519)	(1,476)	(1,513)	(59)	(6)
Proceeds from issuance of capital stock (incl. minority interests)	19	16	18	(8)	18	24	—
Purchase of treasury stock	(25)	(21)	(23)	(21)	(23)	—	—
Cash provided by (used for) financing activities	(3,491)	(2,886)	(1,421)	(1,757)	(4,193)	(1,129)	2,772
Effect of foreign exchange rate changes on cash and cash equivalents (originally maturing within 3 months)	643	532	200	467	184	65	16
Net increase (decrease) in cash and cash equivalents (originally maturing within 3 months)	(63)	(52)	(2,727)	(93)	(2,124)	41	(603)
Cash and cash equivalents (originally maturing within 3 months)
At beginning of period	8,930	7,381	10,767	6,381	9,469	1,000	1,298
At end of period	8,867	7,329	8,040	6,288	7,345	1,041	695

(1)          Contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG.

The accompanying notes are an integral part of these Unaudited Interim Condensed Consolidated Financial Statements.

DaimlerChrysler AG and Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1. Presentation of Condensed Consolidated Financial Statements

General. The unaudited interim condensed consolidated financial statements (“interim financial statements”) of DaimlerChrysler AG and subsidiaries (“DaimlerChrysler” or “the Group”) have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are presented in millions of euros (“€”). For the convenience of the reader, amounts as of and for the three and six months ended June 30, 2005, are also presented in millions of U.S. dollars (“$”), converted at the rate of €1= $1.2098, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 2005.

Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. In 2004, the presentation of the consolidated statements of cash flows was modified with regard to certain receivables from financial services resulting in reclassifications in the unaudited interim condensed consolidated statements of cash flows for the three months and six months ended June 30, 2004. Further information, including effects on the amounts previously reported, is provided in Note 2.

The interim financial statements for the three months and six months ended June 30, 2004, have been restated to reflect the reduction of net periodic postretirement benefit cost associated with the subsidies provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“Medicare Act”). The restatement is mandatory due to DaimlerChrysler’s election in the third quarter of 2004 to recognize the effects of the Medicare Act retroactively as of January 1, 2004. Net income and earnings per share originally reported for the three and six months ended June 30, 2004, were €554 million (€0.55 per share) and €947 million (€0.94 per share), respectively. The effects of the Medicare Act on net income and earnings per share for the three and six months ended June 30, 2004, were €23 million (€0.02 per share) and €42 million (€0.04 per share), respectively.

All significant intercompany accounts and transactions have been eliminated. In the opinion of management, the interim financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and financial position of the Group. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any future period or the full fiscal year. The interim financial statements should be read in conjunction with the December 31, 2004 audited consolidated financial statements and notes thereto included in DaimlerChrysler’s amended 2004 Annual Report on Form 20-F/A which was filed with the United States Securities and Exchange Commission (“SEC”) on June 24, 2005.

Commercial practices with respect to certain products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group’s customers. Accordingly, the Group’s consolidated financial statements are also significantly influenced by the activities of its financial services business. To enhance the readers’ understanding of the Group’s interim financial statements, the accompanying financial statements present, in addition to the unaudited interim financial statements, unaudited information with respect to the results of operations and financial position of the Group’s industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP results of operations and financial position of the Group’s industrial or financial services business activities. This information concerning the financial services business activities of the Group contains the financing and leasing business of the Financial Services segment without Mobility Management and activities of DaimlerChrysler Financial Services AG. Transactions between the Group’s industrial and financial services business activities principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of intercompany transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

Preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions related to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date and the reported amounts of revenues and expenses for the period. Actual amounts could differ from those estimates.

New Accounting Standards Not Yet Adopted. In December 2004 the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R establishes accounting guidance for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance-sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date using a modified version of prospective application. The effective date of SFAS 123R was deferred by an SEC Rule until the beginning of the first annual period beginning after June 15, 2005. DaimlerChrysler will adopt SFAS 123R as of January 1, 2006. DaimlerChrysler is currently determining the effect of SFAS 123R on the Group’s consolidated financial statements.

In March 2005 the FASB issued Interpretation (“FIN”) 47 “Accounting for Conditional Asset Retirement Obligations – an

interpretation of FASB Statement No. 143.” FIN 47 clarifies that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity whose timing or method of settlement is conditional on a future event. FIN 47 also clarifies that a conditional asset retirement obligation should be recognized if its fair value is reasonably estimable and provides guidance on when there is sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 should be applied no later than the end of the fiscal year 2005. DaimlerChrysler is currently determining the effect of FIN 47 on the Group’s consolidated financial statements.

In June 2005 FASB Staff Position (“FSP”) FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” was issued. FSP FAS 143-1 addresses the accounting for obligations associated with Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the “Directive”) of the European Union (“EU”) which is subject to transformation into the respective national laws. Under the Directive, the waste management obligation remains with the commercial user until the historical waste equipment (put on the market before August 13, 2005) is replaced. At that time the waste management obligation for the equipment may be transferred to the producer of the replacement equipment depending on the transformation of the Directive into national law by the EU-member country. If the commercial user does not replace the equipment, the obligation remains with that user until the equipment is disposed. FSP
FAS 143-1 requires the commercial user to apply the provisions of SFAS 143, “Accounting for Asset Retirement Obligations” to the obligation associated with historical waste. FSP FAS 143-1 will have to be applied in the first reporting period ending after the date the law is adopted by the applicable EU-member countries. DaimlerChrysler is currently determining the effect of FSP FAS 143-1 on the Group’s consolidated financial statements.

In June 2005 the FASB ratified Emerging Issues Task Force (“EITF”) 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” Under EITF 04-5, the general partners in a limited partnership or similar entity are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. A general partner should assess the limited partners’ rights and their impact on the presumption of control. If the limited partners have either (a) the substantive ability to dissolve the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, the general partners do not control the limited partnership. For general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreement is modified, EITF 04-5 is effective after June 29, 2005. For general partners in all other limited partnerships, EITF 04-5 is effective for the first reporting period in fiscal years beginning after December 15, 2005, and allows either of two transition methods. DaimlerChrysler is currently determining the effect of EITF 04-5 on the Group’s consolidated financial statements.

Also in June 2005 the FASB ratified EITF 05-5, “Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).” EITF 05-5 provides guidance on the accounting for German Altersteilzeit (“ATZ”) early retirement program and other types of benefit arrangements with the same or similar terms. The ATZ program is an early retirement program in Germany designed to create an incentive for employees, within a certain age group, to transition from full or part-time employment into retirement before their legal retirement age. The ATZ program provides the employee with a bonus which is reimbursed by subsidies from the German government if certain conditions are met. According to EITF 05-5, the bonuses provided by the employer should be accounted for as postemployment benefits under SFAS 112, “Employer’s Accounting for Postretirement Benefits,” with compensation cost recognized over the remaining service period beginning when the individual agreement is signed by the employee and ending when the active service period is finished. The government subsidy should be recognized when the employer meets the necessary criteria and is entitled to the subsidy. The effect of applying EITF 05-5 should be recognized prospectively as a change in accounting estimate in fiscal years beginning after December 15, 2005. DaimlerChrysler is currently determining the effect of EITF 05-5 on the Group’s consolidated financial statements.

2. Presentation of Receivables from Financial Services in Consolidated Statements of Cash Flows

In prior periods, DaimlerChrysler reported the effects of all receivables from financial services as investing activities for purposes of presentation in the consolidated statements of cash flows as well as the accompanying information about cash flows of the financial services business. This policy, when applied to receivables from financial services related to sales of the Group’s products to its customers, had the effect of presenting an investing cash outflow and an operating cash inflow even though there was no cash flow on a consolidated basis. During 2004, based on concerns raised by the staff of the SEC, management has decided to report the cash flow related effects of those receivables from financial services which relate to sales of the products to customers within operating cash flows in the consolidated statements of cash flows. This presentation resulted in the elimination of the intercompany activity between the industrial business and financial services business. Management also determined to revise the presentation in the consolidated statements of cash flows for the six months ended June 30, 2004 to achieve a comparable presentation for all periods presented herein.

The cash flow related effects of receivables from financial services that are unrelated to the Group’s inventory or involve investments in loans or finance leases to retail customers of a dealer-customer continue to be reported within cash used for investing activities.

The balance of cash and cash equivalents at June 30, 2004 and the total net decrease in cash and cash equivalents and cash used for financing activities for the six months ended June 30, 2004 remained unchanged. The impact of the reclassification on the captions within the consolidated statements of cash flows with respect to the six months ended June 30, 2004 is:

(in millions of €)	Six months ended June 30, 2004
Cash provided by operating activities, as previously reported	8,800
Amount reclassified from investing activities	(1,155)
Cash provided by operating activities, after reclassification	7,645

Cash used for investing activities, as previously reported	(10,306)
Amount reclassified to operating activities	1,155
Cash used for investing activities, after reclassification	(9,151)

3. Significant Equity Method Investments

Toll Collect. As already reported in Note 3 to DaimlerChrysler’s 2004 consolidated financial statements (included in the Group’s 2004 Annual Report on Form 20-F/A), DaimlerChrysler Financial Services AG (“DaimlerChrysler Financial Services”), Deutsche Telekom AG (“Deutsche Telekom”), and Compagnie Financière et Industrielle des Autoroutes S.A. (“Cofiroute”) (together the “Consortium”) entered in December 2002 into a partnership agreement to develop and in the framework of a separate joint venture company to install and operate a system for the electronic collection of tolls. This was based on a contract entered into in September 2002 between DaimlerChrysler Financial Services, Deutsche Telekom and Cofiroute as well as the Federal Republic of Germany to develop, install and operate a system for electronic collection of tolls from all commercial vehicles over 12t GVW using German highways (“Operating Agreement”). DaimlerChrysler Financial Services and Deutsche Telekom each hold a 45% equity interest and Cofiroute holds the remaining 10% equity interest in both the consortium (Toll Collect GbR) and the joint venture company (Toll Collect GmbH) (together “Toll Collect”). Cofiroute’s risks and obligations are limited to €70 million. DaimlerChrysler Financial Services and Deutsche Telekom are currently jointly obliged to indemnify Cofiroute for amounts exceeding this limitation.

In an implementation agreement signed on April 23, 2004, concerning the mutual decision to continue the toll project, the Federal Republic of Germany and the consortium members agreed on introducing toll collection on January 1, 2005, with on-board units that allow for slightly less than full technical performance in accordance with the technical specification (start of phase 1). Subject to a mutual extension of phase 1 up to one year, the toll collection system will be installed and operated with full effectiveness as specified in the Operating Agreement no later than January 1, 2006 (start of phase 2).

After the accession of Toll Collect GmbH to the Operating Agreement on December 14, 2004, then on December 15, 2004, Toll Collect received the special preliminary operating permit for operating the toll collection system during phase 1 by the Federal Republic of Germany; the system was successfully launched with slightly less than full functionality on January 1, 2005. The preparations to introduce a toll system with full functionality proceed as planned.

With the successful start of phase 1, for the period beginning January 1, 2005, Toll Collect GmbH receives remuneration for the infrastructure and the operation of the toll collection system from the Federal Republic of Germany. Due to the slightly reduced technical functionality during phase 1, the Federal Republic of Germany will pay Toll Collect GmbH according to the implementation agreement only 95% of the fees which would otherwise be payable under the Operating Agreement. During phase 1 any offsetting with claims of the Federal Republic of Germany stemming from the period before January 1, 2005, including contractual penalties and damages, is excluded.

According to the implementation agreement, during phase 1, Toll Collect GmbH respectively the consortium will be liable for any net shortfall of toll proceeds (shortfall of tolls proceeds less fees payable to Toll Collect GmbH) of the Federal Republic of Germany. However, such liability will be limited to €1 billion per year but in any event will not exceed €83.4 million per month.

Failure to perform various obligations under the Operating Agreement may result in penalties, additional revenue reductions and damage claims that could become significant over time. However, penalties and revenue reductions are capped at €75 million per year during the first nine months after the preliminary operating permit has been issued, at €150 million per year thereafter until the final operational permit has been issued, and at €100 million per year following issuance of the final operational permit. These cap amounts are subject to a 3% increase for every year of operation. Contractual penalties, revenue reductions and recourse claims in the case of third party liability of the Federal Republic of Germany are not subject to the liability cap of €1 billion per year in phase 1. The exclusion of offsetting according to the implementation agreement does not cover damages and contractual penalties arising with the beginning of phase 1. The Federal Republic of Germany has already announced offsetting of alleged claims.

The consortium members have the obligation to contribute, on a joint and several basis, additional funds to Toll Collect GmbH as may be necessary for Toll Collect GmbH to maintain a minimum equity (based on German Commercial Code accounting principles) of 15% of total assets (so called “Equity Maintenance Undertaking”). This obligation will terminate on August 31, 2015, when the Operating Agreement expires, or earlier if the agreement is terminated. Such obligation may arise if Toll Collect

GmbH is subject to revenue reductions caused by underperformance, if the Federal Republic of Germany is successful in claiming lost revenues against Toll Collect GmbH for any period the system was not fully operational or if Toll Collect GmbH incurs penalties that may become payable under the above mentioned agreements. If such penalties, revenue reductions and other events reduce Toll Collect GmbH’s equity to a level that is below the minimum equity percentage agreed upon, the consortium members are obligated to fund Toll Collect GmbH’s operations to the extent necessary to reach the required minimum equity.

DaimlerChrysler Group is unable to accurately estimate its maximum exposure to loss resulting from the guarantee in form of the equity maintenance undertaking due to the various uncertainties described above. Therefore, in addition to the maximum exposure from the guarantee of the bank loan and the risks already provided for under the established accruals, the Group’s exceeding maximum exposure to loss could be material.

debis AirFinance. In June 2005, as part of the Group’s ongoing strategy to focus on its core automotive business, DaimlerChrysler sold its 45% equity interest in debis AirFinance B.V. (“dAF”) and also its outstanding subordinated loans receivable and unsecured loans provided to dAF for €325 million in cash, subject to indemnification for exposures incurred prior to the sale up to a maximum of $30 million. The sale, which was to Cerberus Capital Management, L.P., did not have a material impact on the Group’s income. Prior to the sale, DaimlerChrysler accounted for dAF using the equity method of accounting.

4. Acquisitions and Dispositions

On March 14, 2003, as part of the Group’s global commercial vehicle strategy, DaimlerChrysler acquired from Mitsubishi Motors Corporation (“MMC”) a 43% non-controlling interest in Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) for €764 million in cash plus certain direct acquisition costs. MFTBC is involved in the development, design, manufacture, assembly and sale of small, mid-size and heavy-duty trucks and buses, primarily in Japan and other Asian countries. Also, on March 14, 2003, ten Mitsubishi Group companies entered into a separate share sale and purchase agreement with MMC pursuant to which they purchased from MMC 15% of MFTBC’s shares for approximately €266 million in cash. On March 18, 2004, DaimlerChrysler acquired from MMC an additional 22% interest in MFTBC for €394 million in cash, thereby reducing MMC’s interest in MFTBC to a non-controlling 20%. The aggregate amount paid by DaimlerChrysler for its 65% controlling interest in MFTBC was €1,251 million, consisting of consideration paid plus direct acquisition costs in 2003 and 2004 (€770 million and €394 million, respectively), plus a re-allocation of €87 million of the initial purchase price of MMC pertaining to MFTBC and previously included in the Group’s investment in MMC, which was an equity method investee of DaimlerChrysler when the business combination with MFTBC was consummated. DaimlerChrysler has included the consolidated results of MFTBC beginning at the consummation date in the Group’s Commercial Vehicles segment. Prior to then, the Group’s proportionate share of MFTBC’s results was included in the Commercial Vehicles segment using the equity method of accounting.

Subsequent to DaimlerChrysler’s acquisition of a controlling interest in MFTBC, a number of quality problems concerning MFTBC vehicles spanning production years since July 1974 were identified. During the second and third quarters of 2004, DaimlerChrysler was able to comprehensively assess those quality issues and define necessary technical solutions and a course of action to implement them. The estimates of cost in the interim periods of 2004 were based on the status of the investigation and DaimlerChrysler’s best estimate of the probable costs to be incurred to address and remedy the identified quality issues.

Of the €1.1 billion quality costs recorded in 2004 by MFTBC, (i) €0.1 billion was recognized in “Financial income (expense), net” in the statement of income representing DaimlerChrysler’s proportionate share of the results of MFTBC, which is included on a one month lag relating to amounts attributed to refinements to estimates that were made before MFTBC was fully consolidated, (ii) €0.7 billion to cost of sales representing the sum of the 43% attributed to the March 2003 investment (for which the purchase price allocation period is closed) and the 35% of the costs attributed to minority shareholders of MFTBC; (iii) €0.2 billion to goodwill attributed to the 22% interest acquired in 2004; and (iv) €0.1 billion to deferred tax assets.

During the first quarter of 2005, MFTBC finished investigating the product quality reports and finalized its conclusions about the issues that require action. The level of information reached during this process enabled DaimlerChrysler to refine its estimate of the probable cost and an additional amount of €5 million was recorded in the first quarter of 2005. MFTBC expects to be able to complete the majority of the field campaigns by the end of the first quarter of 2006.

Under the two share purchase agreements under which DaimlerChrysler acquired 43% and 22%, respectively, of MFTBC shares, DaimlerChrysler had the right to a price adjustment if the warranty reserve recorded on the books of MFTBC proved to be inadequate. Negotiations with MMC resulted in a settlement agreement on March 4, 2005, in which the parties agreed on such a price adjustment. Under the terms of the settlement agreement, DaimlerChrysler received (i) MMC’s remaining 20% stake in MFTBC, (ii) a cash payment of €72 million, (iii) promissory notes having an aggregate face value of €143 million, payable in four equal installments over the next four years and (iv) certain other assets and rights pertaining to the distribution of MFTBC products in one Asian market. The parties also clarified the terms of their cooperation under other, ongoing agreements. The fair value assigned to the consideration received from MMC was €0.5 billion and has been allocated to income and goodwill consistent with DaimlerChrysler’s accounting for the quality issues subsequent to the business combination. Accordingly, €0.3 billion was recognized as a reduction of cost of sales in the first quarter of 2005 based on DaimlerChrysler’s proportionate after-tax loss recorded in the second and third quarter of 2004 relating to quality measures and €0.2 billion was recognized as reduction of goodwill.

As a result of the settlement with MMC, DaimlerChrysler’s controlling interest in MFTBC increased from 65% to 85% and the aggregate purchase price after giving effect to the price reduction was €1,014 million. As of June 30, 2005, goodwill of €53 million related to final purchase price allocation of MFTBC was allocated to the Commercial Vehicles segment. The goodwill is not expected to be deductible for tax purposes.

5. Functional Costs and Other Expenses

Based on the unit sales development of the smart roadster and the smart forfour and the downward revisions to forecasted sales targets, DaimlerChrysler reduced its production and notified suppliers about declining production during the first quarter of 2005. These developments resulted in increased operating and cash flow losses and an expectation that losses would continue in future periods. Therefore, in the first quarter of 2005, DaimlerChrysler evaluated the recoverability of the carrying amount of the long-lived assets that generate cash flows largely independent of other assets and liabilities of the Group. The smart roadster is assembled in a plant in France, whereas the asset group related to the smart forfour consists of owned real estate and equipment of a German plant as well as leased equipment located with suppliers, but carried on DaimlerChrysler’s balance sheet. As a result of the impairment test, DaimlerChrysler recognized charges of €7 million and €447 million during the three- and six-month periods ended June 30, 2005, respectively, in “cost of sales”, representing the excess of the carrying amount of these long-lived assets over their fair value. After the impairment charge, the remaining carrying amount of the long-lived assets represents the estimated fair value of land and buildings.

As a result of the deterioration of operations in the first quarter of 2005, DaimlerChrysler decided to cease production of the smart roadster by the end of 2005 and provide incentives to dealers related to those vehicles. Thus, also included as a reduction of revenue or in “cost of sales” during the three- and six-month periods ended June 30, 2005, were €35 million and €132 million, respectively, to recognize the effects of inventory write-downs, higher incentives and lower residual values of vehicles.

Further costs related to the realignment of smart during the three- and six-month periods ended June 30, 2005, amounting to €227 million and €275 million, respectively, arose primarily from supplier claims which resulted from the projected discontinuation of the smart roadster and the reduction of the production volume for the smart forfour as well as estimated payments to the dealer network. These charges were recognized in “cost of sales” and in “selling expenses”.

In connection with the activities related to the smart business unit, DaimlerChrysler also decided in the first quarter of 2005 not to proceed with the development of the smart SUV that was scheduled to be introduced in 2006. As a result of the decision to abandon the smart SUV, tooling and equipment located in the designated assembly plant in Brazil and equipment still under construction with suppliers for which firm purchase orders were in place, €61 million was written off in the first quarter of 2005 by a charge to other expenses to the extent those assets could not be redeployed for other purposes. Charges of €13 million and €167 million were recognized during the three- and six-month periods ended June 30, 2005, respectively, related to the liabilities arising from the cancellation of supply contracts and were recognized as other expenses.

In addition, plans to reduce workforce at the locations in Böblingen (Germany) and Hambach (France) were approved during the second quarter of 2005. According to those plans, by June 30, 2005, 50 employees had been transferred to other Group operations and continue to provide services there while 232 German employees had accepted termination benefits in accordance with the terms of a collective bargaining agreement consisting of cash severance, continued pay for a period after the end of service and job placement assistance; the employee services ended on June 30, 2005. Therefore, charges for employee termination benefits (€28 million) and consulting services (€1 million) were recognized during the three months ended June 30, 2005.

All charges related to the realignment of smart relate to the Mercedes Car Group segment. The development of balances of €286 million accrued by the end of the first quarter, which lead to payments in subsequent periods, is summarized as follows:

(in millions of €)	Workforce reduction	Other costs	Total
Balance at March 31, 2005	—	286	286
Additional charges	28	271	299
Payments	—	(60)	(60)
Balance at June 30, 2005	28	497	525

The Mercedes Car Group expects to make cash payments up to a maximum of €0.5 billion in the second half of 2005 for previously recorded charges.

During the remainder of 2005, the Mercedes Car Group expects to recognize only minor additional results from revisions of estimates based on information available in the future. The key initiatives are expected to be completed by the end of 2005.

6. Turnaround Plan for the Chrysler Group

In 2001, the DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group. Key initiatives for the multi-year turnaround plan included a workforce reduction and an elimination of excess capacity.

The net gains recorded for the plan in the first half of 2005 were €3 million (€2 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€4 million and €(1) million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were associated with the closing or disposition of certain manufacturing facilities prior to 2005.

The net charges recorded for the plan in the first half of 2004 were €52 million (€33 million net of taxes) and are presented as a separate line item on the accompanying consolidated statements of income (loss) (€49 million and €3 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively). These adjustments were recorded for costs associated with the closing or disposition of certain manufacturing facilities in 2004 and 2005.

Workforce reduction charges were adjusted by €1 million and €10 million during the six months ended June 30, 2005 and 2004, respectively. The charges for the voluntary early retirement programs, accepted by 503 employees during the first half of 2004, were formula driven based on salary levels, age and past service. Additionally, 1,817 employees were involuntarily affected by the plan in the first half of 2004. The amount of involuntary severance benefits paid and charged against the liability during the six months ended June 30, 2005 and 2004 was €14 million and €27 million, respectively.

During the first half of 2004, the Chrysler Group recorded adjustments of €44 million to impairment charges previously recognized. There were no impairment charges during the first half of 2005. In addition, other costs related to supplier contract cancellation costs and accruals related to divestiture and closure actions were adjusted (income) by €4 million and €2 million during the first half of 2005 and 2004, respectively.

In the six months ended June 30, 2005 and 2004, the Chrysler Group made cash payments of €44 million and €130 million, respectively, for charges previously recorded. The Chrysler Group expects to make additional cash payments of approximately $133 million in 2005 for the previously recorded charges. The Chrysler Group may recognize additional adjustments to the turnaround plan charges in 2005 primarily relating to the sale or closure of selected operations.

As of June 30, 2005 and December 31, 2004, the Chrysler Group had workforce reduction reserves of €157 million and €160 million, respectively. In addition, reserves for other costs were €46 million and €60 million, as of June 30, 2005, and December 31, 2004, respectively.

7. Income Taxes

In 2004, the U.S. government enacted the American Jobs Creation Act of 2004 (“Act”), that provides for a special one-time tax deduction of 85% of certain earnings of non-U.S. subsidiaries that are repatriated to the U.S., provided certain criteria are met. In the second quarter of 2005, DaimlerChrysler North America Holding Corporation, a wholly-owned U.S. subsidiary of DaimlerChrysler, has substantially completed its evaluation of the Act and expects to repatriate up to $2.7 billion of qualifying dividends in 2005. Income tax expense related to the plan is estimated to range from $83 million to $150 million and is dependent on the completion of tax planning strategies. In the second quarter of 2005, income tax expense of €66 million ($83 million) was recorded.

8. Goodwill

During the six months ended June 30, 2005, the carrying amount of goodwill was increased by a total of €43 million. In this period, the goodwill of MFTBC was reduced by €198 million (see Note 4). The remaining changes in the carrying amount of goodwill primarily relate to currency translation adjustments.

9. Other Intangible Assets

Other intangible assets comprise:

(in millions of €)	At June 30, 2005	At Dec. 31, 2004
Other intangible assets subject to amortization
Gross carrying amount	1,453	1,309
Accumulated amortization	(907)	(806)
Net carrying amount	546	503
Other intangible assets not subject to amortization	2,459	2,168
	3,005	2,671

DaimlerChrysler’s other intangible assets subject to amortization represent concessions, industrial property rights and similar rights as well as software developed or obtained for internal use. During the six months ended June 30, 2005, additions of €138 million were recognized. The aggregate amortization expense for the three and six months ended June 30, 2005, was €47 million and €94 million, respectively, and for the three an six months ended June 30, 2004, €42 million and €80 million, respectively.

Other intangible assets not subject to amortization represent primarily intangible pension assets.

10. Inventories

Inventories are comprised of the following:

(in millions of €)	At June 30, 2005	At Dec. 31, 2004
Raw materials and manufacturing supplies	2,031	1,746
Work-in-process	3,215	2,545
Finished goods, parts and products held for resale	15,316	12,792
Advance payments to suppliers	54	75
	20,616	17,158
Less: Advance payments received	(468)	(366)
	20,148	16,792

11. Cash and Cash Equivalents

As of June 30, 2005, and December 31, 2004, “cash and cash equivalents” as disclosed in the condensed consolidated balance sheets includes €135 million and €390 million, respectively, of deposits with original maturities of more than three months.

12. Stockholders’ Equity

During the first half of 2005, DaimlerChrysler purchased 0.6 million of its Ordinary Shares for €21.0 million and re-issued 0.4 million of those shares for €15.6 million in connection with an employee share purchase plan. At June 30, 2005, 0.2 million Ordinary Shares totaling €5.3 million were held as treasury stock designated for future issuances under employee share purchase plans.

On April 6, 2005, the annual meeting authorized DaimlerChrysler through October 6, 2006, to acquire treasury stocks for certain defined purposes up to a maximum nominal amount of €263 million of capital stock, representing nearly 10% of the capital stock reported as of December 31, 2004.

Furthermore, the Board of Management, with the consent of the Supervisory Board, was authorized to issue convertible bonds and/or notes with warrants with a total face value up to €15 billion and with a maturity of no more than twenty years prior to April 5, 2010, and to grant conversion or option rights for new shares in DaimlerChrysler with an allocable portion of the capital stock of up to €300 million as more closely defined in the fixed terms and conditions.

The annual meeting also approved DaimlerChrysler to distribute €1,519 million (€1.50 per share) of its 2004 earnings as a dividend to the stockholders. The dividend was paid on April 7, 2005, to investors owning DaimlerChrysler shares on April 6, 2005.

13. Stock-Based Compensation

The stock-based employee compensation included in the determination of net income for the three-month period ended June 30, 2004 and the six-month periods ended June 30, 2005 and 2004, is less than the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original effective date of SFAS 123, “Accounting for Stock-Based Compensation.”

The following table illustrates the effect on net income and earnings per share for the three-month periods ended June 30, 2005 and 2004, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued:

	Three months ended June 30,
Net income (in millions of €)	2005	2004

Net income	737	577
Add: Stock-based employee compensation (income) expense included in reported net income, net of related tax effects	(1)	19
Deduct: Total stock-based employee compensation income (expense) determined under the fair value based method for all awards, net of related tax effects	1	(27)
Pro forma net income	737	569

Earnings per share (in €)
Basic	0.73	0.57
Basic – pro forma	0.73	0.56
Diluted	0.73	0.57
Diluted – pro forma	0.73	0.56

The following table illustrates the effect on net income and earnings per share for the six-month periods ended June 30, 2005 and 2004, as if the fair value method of SFAS 123 had been applied to all outstanding and unvested awards when they were issued:

	Six months ended June 30,
Net income (in millions of €)	2005	2004
Net income	1,025	989
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	18	34
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(20)	(55)
Pro forma net income	1,023	968

Earnings per share (in €)
Basic	1.01	0.98
Basic – pro forma	1.01	0.96
Diluted	1.01	0.97
Diluted – pro forma	1.01	0.95

In the second quarter of 2005, the Group launched a new kind of stock based compensation program called the “Performance Phantom Share Plan.” There will be no new grants of awards under the previous Stock Option Plans or Medium Term Incentive Award programs which will expire according to their original dates.

In connection with the Performance Phantom Share Plan, the Group grants phantom shares to eligible employees entitling them to receive cash paid out after four years, dependent on the development of the market value of the DaimlerChrysler Ordinary Shares and the achievement of Group performance goals as compared with competitive and internal benchmarks (return on net assets and return on sales). The Group will not issue any common shares in connection with the Performance Phantom Share Plan.

The Group issued 3.6 million phantom shares and recognized €11 million of compensation expense related to the Performance Phantom Share Plan in the six-month period ended June 30, 2005.

14. Accrued Liabilities

Accrued liabilities are comprised of the following:

(in millions of €)	At June 30, 2005	At Dec. 31, 2004
Pension plans and similar obligations (see Note 14a)	15,863	13,923
Income and other taxes	3,545	3,134
Other accrued liabilities (see Note 14b)	27,259	24,509
	46,667	41,566

a)                   Pension Plans and Similar Obligations

Pension Plans

The components of net periodic pension cost for the three-month periods ended June 30, 2005 and 2004, were as follows:

	Three months ended June 30, 2005			Three months ended June 30, 2004
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Service cost	184	71	113	160	57	103
Interest cost	463	150	313	472	146	326
Expected return on plan assets	(585)	(169)	(416)	(597)	(153)	(444)
Amortization of:
Unrecognized net actuarial losses	149	49	100	87	32	55
Unrecognized prior service cost	72	—	72	97	—	97
Net periodic pension cost	283	101	182	219	82	137

The components of net periodic pension cost for the six-month periods ended June 30, 2005 and 2004, were as follows:

	Six months ended June 30, 2005			Six months ended June 30, 2004
(in millions of €)	Total	German Plans	Non-German Plans	Total	German Plans	Non-German Plans
Service cost	360	141	219	307	114	193
Interest cost	919	300	619	931	292	639
Expected return on plan assets	(1,155)	(338)	(817)	(1,172)	(307)	(865)
Amortization of:
Unrecognized net actuarial losses	301	99	202	177	67	110
Unrecognized prior service cost	138	—	138	167	—	167
Net periodic pension cost	563	202	361	410	166	244

Contributions. Employer contributions to the Group’s defined benefit pension plans for the three- and six-month periods ended June 30, 2005, were €21 million and €55 million, respectively. DaimlerChrysler provided additional contributions to the Group’s defined benefit plans of €10 million on July 4, 2005.

Other Postretirement Benefits

The components of net periodic postretirement benefit cost for the three-month periods ended June 30, 2005 and 2004, were as follows:

	Three months ended June 30,
(in millions of €)	2005	2004
Service cost	68	66
Interest cost	223	227
Expected return on plan assets	(38)	(41)
Amortization of:
Unrecognized net actuarial losses	74	59
Unrecognized prior service cost	(6)	1
Net periodic postretirement benefit cost	321	312

The components of net periodic postretirement benefit cost for the six-month periods ended June 30, 2005 and 2004, were as follows:

	Six months ended June 30,
(in millions of €)	2005	2004
Service cost	134	132
Interest cost	439	438
Expected return on plan assets	(75)	(81)
Amortization of:
Unrecognized net actuarial losses	140	108
Unrecognized prior service cost	(4)	4
Net periodic postretirement benefit cost	634	601

Contributions. DaimlerChrysler did not make any contributions to its other postretirement plans during the three- and six-month periods ended June 30, 2005.

b)                   Other Accrued Liabilities

The Group issues various types of product guarantees under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The accrued liability for these product guarantees covers expected costs for legally and contractually obligated warranties as well as expected costs for policy coverage, recall campaigns and buyback commitments. The liability for buyback commitments represents the expected costs related to the Group’s obligation, under certain conditions, to repurchase a vehicle from a customer. Buybacks may occur for a number of reasons including litigation, compliance with laws and regulations in a particular region and customer satisfaction issues.

The changes in provisions for those product guarantees are summarized as follows:

(in millions of €)	2005	2004
Balance at January 1	10,877	9,230
Currency change and change in consolidated companies	622	666
Utilizations and transfers	(2,874)	(2,265)
Product guarantees issued in respective year	2,419	2,674
Changes from prior period product guarantees issued	422	(46)
Balance at June 30	11,466	10,259

DaimlerChrysler expects to assert the majority of claims for recovery of the costs for recall campaigns, included in “Changes from prior period product warranties issued” to suppliers, and capitalized these claims in “Other assets.”

The Group also offers customers the opportunity to purchase separately priced extended warranty and maintenance contracts. The revenue from these contracts is deferred at the inception of the contract and recognized into income over the contract period in proportion to the costs expected to be incurred based on historical information. Included in “Deferred income” on the Consolidated Balance Sheets, the deferred revenue from these contracts is summarized as follows:

(in millions of €)	2005	2004
Balance at January 1	1,115	1,129
Currency change	128	37
Deferred revenue current period	281	261
Earned revenue current period	(240)	(229)
Balance at June 30	1,284	1,198

15. Financial Liabilities

Financial liabilities are comprised of the following:

(in millions of €)	At June 30, 2005	At Dec. 31, 2004
Notes/Bonds	46,722	45,041
Commercial paper	7,785	6,824
Liabilities to financial institutions	17,043	17,061
Liabilities to affiliated companies	489	438
Deposits from direct banking business	3,212	3,124
Loans, other financial liabilities	812	1,268
Liabilities from capital lease and residual value guarantees	3,012	2,864
	79,075	76,620

16. Legal Proceedings

As previously reported, DaimlerChrysler Australia/Pacific Pty. Ltd. (“DCAuP”) is subject to a potentially large claim arising out of the financial failure of a customer. The customer, one of DCAuP’s largest private clients for buses, had purchased and paid for some 200 buses over the period 1999 to 2000. In April 2003 the customer was placed in receivership and subsequently in liquidation. The customer had obtained finance from its creditors by purporting to sell and lease back buses which, in many cases, were either non-existent or already under finance to a third party. Criminal charges are being brought against the directors of the customer. Civil actions claiming damages were issued out of the Supreme Court of New South Wales against DCAuP in April 2004 by the customer’s major creditor (National Australia Bank Limited) and in June 2004 by the liquidator. The actions allege that DCAuP, by reason of the conduct of one of its then employees, vicariously engaged in misleading and deceptive conduct which resulted in loss to the plaintiffs. The Court has ordered that a mediation shall take place. The plaintiffs have quantified their claims in advance of the mediation and are now seeking damages of approximately Australian Dollars 200 million plus costs. DCAuP is vigorously defending both claims.

As previously reported, in November 2004 a jury awarded $3.75 million in compensatory damages and $98 million in punitive damages against DaimlerChrysler Corporation in Flax v. DaimlerChrysler Corporation, a case filed in Davidson County Circuit Court in the state of Tennessee. The complaint alleged that the seat back in a 1998 Dodge Grand Caravan was defective and collapsed when the Caravan was struck by another vehicle resulting in the death of an occupant. In June 2005 the trial court reduced the punitive damage award to $20 million in response to motions filed by DaimlerChrysler Corporation challenging the verdict and the damage awards. DaimlerChrysler Corporation intends to appeal the verdict and the damage awards.

As previously reported, DaimlerChrysler received a “statement of objections” from the European Commission on April 1, 1999, which alleged that the Group violated EU competition rules by impeding cross-border sales of Mercedes-Benz passenger cars to final customers in the European Economic Area. In October 2001, the European Commission found that DaimlerChrysler infringed EU competition rules and imposed a fine of approximately €72 million. DaimlerChrysler’s appeal against this decision is still pending before the European Court of Justice. A judgement of the Court is expected to be rendered in September 2005.

In July 2005 DaimlerChrysler Services North America LLC (“DCSNA”) filed motions for preliminary approval of settlement agreements in two class action lawsuits that allege that DCSNA had engaged in racially discriminatory credit practices in violation of federal and state law. Preliminary approval was granted in both cases, which are pending in the United States District Court for the Northern District of Illinois and in the United States District Court for the District of New Jersey. In cases where preliminary approval is granted, the Court holds a hearing to address any objections to the settlement. Subject to final approval, the settlements require, among other things, training programs for employees, consumer financial literacy programs, and community outreach for African-Americans and Hispanics. In addition, in July 2005 the Justice Department advised that it is closing its related investigation.

The Federal Republic of Germany has initiated arbitration proceedings against DaimlerChrysler Financial Services AG, Deutsche Telekom AG and the consortium. The Federal Republic of Germany is seeking damages and contractual penalties. The Federal Republic of Germany is in particular claiming lost revenues of €3.56 billion plus interest for the period September 1, 2003, through December 31, 2004, and contractual penalties of approximately €1.62 billion plus interest through June 30, 2005. Since some of the contractual penalties, among other things, are depending on time and further claims for contractual penalties have been asserted by the Federal Republic of Germany, the amount claimed as contractual penalties may increase. DaimlerChrysler believes the claims of the Federal Republic of Germany are without merit and intends to defend itself vigorously against these claims.

As previously reported, Tracinda Corporation filed a lawsuit in 2000 against DaimlerChrysler AG and some of the members of its Supervisory Board and Board of Management alleging that the defendants violated U.S. securities law and committed fraud in obtaining approval from Chrysler stockholders of the business combination between Chrysler and Daimler-Benz in 1998. On April 7, 2005, the United States District Court for the District of Delaware rendered a judgment in favor of the defendants and against Tracinda Corporation on all claims finding that there had been no fraud and no violation of U.S. securities laws. Tracinda filed a notice of appeal with the United States Court of Appeals for the Third Circuit on April 28, 2005.

As previously reported, a purported class action was filed against DaimlerChrysler AG and some members of its Board of Management in 2004 in the same district court on behalf of current or former DaimlerChrysler shareholders who are neither citizens nor residents of the United States and who acquired their DaimlerChrysler shares on or through a foreign stock exchange. The Court had excluded such persons from the previously reported and settled consolidated class action due to practical difficulties in maintaining a class comprising such persons. The complaint contains allegations similar to those in the Tracinda complaint and the prior class action complaint. DaimlerChrysler moved to dismiss the complaint in March 2005, and the motion is currently pending. The complaint has not yet been served on any member of DaimlerChrysler’s Board of Management.

As previously reported, several lawsuits, including several putative class action lawsuits, were filed in 2002 against a large number of companies from a wide variety of industries and nationalities asserting claims relating to the practice of apartheid in South Africa. One of the lawsuits names DaimlerChrysler AG as a defendant and another one names a U.S. subsidiary of DaimlerChrysler AG as a defendant. The lawsuits have been consolidated in the United States District Court for the Southern District of New York for pretrial purposes. On November 29, 2004, the Court granted a motion to dismiss filed by a group of defendants, including DaimlerChrysler. Plaintiffs filed notices of appeal of the Court’s decision which they subsequently withdrew to enable the Court to address certain procedural matters, and the Court has since issued an order in this regard. A subgroup of plaintiffs also asked the Court for leave to amend their complaint which the Court denied on March 31, 2005. Plaintiffs have since refiled their notices of appeal.

As previously reported, in August 2004 the SEC opened a formal investigation into possible violations by DaimlerChrysler of the anti-bribery, record-keeping and internal control provisions of the U.S. Foreign Corrupt Practices Act (“FCPA”). The U.S. Department of Justice (“DOJ”) has also requested information in this regard. DaimlerChrysler is voluntarily sharing with the DOJ and the SEC information from its own internal investigation of payments from certain accounts, and is providing the agencies information pursuant to outstanding subpoenas. In connection with its internal investigation, DaimlerChrysler has identified certain of these accounts, transactions and related payments in connection with certain foreign business activity that are the subject of special scrutiny and that have been disclosed to the SEC and the DOJ. The internal investigation is ongoing and DaimlerChrysler has not yet reached any definitive conclusions as to whether, or to what extent, these transactions and payments may constitute violations of applicable laws. If the DOJ or the SEC determine that violations of law have occurred, they could seek criminal or civil sanctions, including monetary penalties, against DaimlerChrysler and certain of its employees, as well as changes to its business practices and compliance programs. Also in connection with its internal investigation of the above referenced accounts, DaimlerChrysler has determined that certain payable accounts related to consolidated subsidiaries were not eliminated during consolidation. Adjustments to correct overstatement of accounts payable were made as of December 31, 2004 and June 30, 2005, in the amounts of €12.5 million and €5.3 million, respectively, which had the effect of increasing earnings by the specified amounts in these periods. It is possible that further adjustments may be required as the company completes its investigation.

In November 2004 the SEC issued a formal order of investigation concerning 13 named participants in the United Nations Oil For Food Program seeking to determine whether there had been acts in violation of the provisions of the Securities Exchange Act of 1934 requiring the maintenance of books, records and accounts, the maintenance of internal accounting controls and prohibiting specified payments to foreign officials for improper purposes. In July 2005 the SEC supplemented the formal order of investigation to add DaimlerChrysler to the list of named companies. In that regard we received an order from the SEC to provide a written statement and to produce certain documents regarding transactions in that Program.

Various other previously reported legal proceedings are pending against DaimlerChrysler, as described in Note 31 of DaimlerChrysler’s 2004 consolidated financial statements (included in the Group’s 2004 Annual Report on Form 20-F/A).

17. Commitments and Contingencies

Obligations from issuing guarantees as a guarantor (excluding product warranties) are as follows:

	Maximum potential future obligation		Amount recognized as a liability
(in millions of €)	At June 30, 2005	At Dec. 31, 2004	At June 30, 2005	At Dec. 31, 2004
Guarantees for third party liabilities	1,630	2,334	182	207
Guarantees under buyback commitments	1,647	1,646	587	536
Performance guarantees and environmental risks	465	464	337	360
Other	117	128	79	97
	3,859	4,572	1,185	1,200

The parent company of the Group (DaimlerChrysler AG) provides guarantees to third parties for certain obligations of its consolidated subsidiaries. At June 30, 2005, these guarantees amounted to €49.7 billion. To a lesser extent, consolidated subsidiaries provide guarantees to third parties of obligations of other consolidated subsidiaries. All intercompany guarantees are eliminated in consolidation and therefore are not reflected in the above table.

DaimlerChrysler AG provides a guarantee to Deutsche Bank AG to cover the obligations of employees that are participating in its corporate credit card program for corporate travel expenses which is operated by Deutsche Bank AG. To date, DaimlerChrysler has not incurred any significant payments from that guarantee which amounted to €651 million as of December 31, 2004. In March 2005 DaimlerChrysler AG and Deutsche Bank AG concluded an additional agreement that supplements the existing framework agreement, limiting the guarantee for current and future credit card obligations arising from that program to €20 million.

Collins & Aikman Corporation (“C&A”), a major tier one supplier to the automotive industry, supplies instrument panels, fabrics, exterior and interior trim, and other components for nearly all Chrysler Group vehicles, and certain Commercial Vehicles and Mercedes Car Group vehicles. On May 17, 2005, C&A and substantially all of its U.S. subsidiaries filed voluntary petitions to reorganize under Chapter 11 of the U.S. Bankruptcy Code. On July 15, 2005, C&A’s European companies obtained a group wide Administration order under the Insolvency Act 1986 from the English Highcourt in London, England. C&A’s European companies will be managed by the Administrators of the English Highcourt. The EU regulation on insolvency proceedings allows a restructuring of these companies located all over Europe in accordance with English law.

In connection with its bankruptcy filing in the United States, C&A arranged a $300 million commitment for “debtor-in-possession” financing to be provided by a group of lenders, and subsequently borrowed $150 million of that amount to fund its operations. In June 2005, in order to avoid near term supply disruptions following a decision by the lenders not to provide further funding, a group of C&A’s customers, including DaimlerChrysler, agreed to provide unsecured “bridge financing” to C&A up to an aggregate principal amount of $30 million, of which DaimlerChrysler’s portion was $10 million. DaimlerChrysler, along with other major customers of C&A, agreed to provide future price increases and other financing totaling approximately $165 million to C&A through September 30, 2005, as it continues its reorganization. DaimlerChrysler’s portion of the third quarter 2005 price increases and funding commitment is estimated to range from $65 million to $75 million. Additionally, DaimlerChrysler Corporation has agreed to accelerate payments for tooling and to fund other program specific capital expenditures and launch costs as needed. In connection with this interim funding agreement, C&A has agreed to prepare a strategic plan by August 31, 2005, that will evaluate the viability of its various business segments, the feasibility of being able to confirm a plan of reorganization, and the need to sell or wind down various operations.

Discussions about the conditions for the continuation of business of C&A’s European subsidiaries have just started and the financing of such continuation by lenders has not been secured. Due to the weak financial situation of C&A’s European subsidiaries, it is possible that DaimlerChrysler will be required to provide financial support by changing payment terms to a net instant basis and making up-front payments to secure C&A capital expenditures related to the start of new vehicle programs. DaimlerChrysler currently estimates that the risk exposure arising from such any support would be immaterial in 2005.

18. Segment Reporting

Segment information for the three-month periods ended June 30, 2005 and 2004, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Consolidated
Three months ended June 30, 2005
Revenues	11,712	13,025	10,046	3,169	471	38,423	—	38,423
Intersegment sales	760	5	601	643	76	2,085	(2,085)	—
Total revenues	12,472	13,030	10,647	3,812	547	40,508	(2,085)	38,423

Operating Profit	12	544	524	385	144	1,609	62	1,671

Three months ended June 30, 2004
Revenues	11,877	13,206	8,633	2,927	429	37,072	—	37,072
Intersegment sales	1,100	—	330	536	42	2,008	(2,008)	—
Total revenues	12,977	13,206	8,963	3,463	471	39,080	(2,008)	37,072

Operating Profit	703	521	468	472	85	2,249	(158)	2,091

Segment information for the six-month periods ended June 30, 2005 and 2004, is as follows:

(in millions of €)	Mercedes Car Group	Chrysler Group	Commercial Vehicles	Financial Services	Other Activities	Total Segments	Eliminations	Consolidated
Six months ended June 30, 2005
Revenues	21,274	23,756	18,118	6,164	855	70,167	—	70,167
Intersegment sales	1,581	9	1,043	1,215	133	3,981	(3,981)	—
Total revenues	22,855	23,765	19,161	7,379	988	74,148	(3,981)	70,167

Operating Profit (Loss)	(942)	796	1,238	713	363	2,168	131	2,299

Six months ended June 30, 2004
Revenues	22,837	25,266	14,815	5,767	738	69,423	—	69,423
Intersegment sales	1,814	—	760	1,068	120	3,762	(3,762)	—
Total revenues	24,651	25,266	15,575	6,835	858	73,185	(3,762)	69,423

Operating Profit	1,342	824	736	693	219	3,814	(177)	3,637

The operating profit (loss) of the Mercedes Car Group segment for the three- and six-month periods ended June 30, 2005, includes charges of €311 million and €1,111 million associated with the realignment of the business model for smart. Thereof €12 million and €526 million are attributable to impairment charges and write-downs and €299 million and €585 million are attributable to expected payments in the current or future periods (see Note 5).

In 2005, DaimlerChrysler renamed its Services segment to Financial Services, to emphasize its focus on the financial services business.

For the three- and six-month periods ended June 30, 2004, the investment in MMC, together with the effects from the dilution of the Group’s interest in MMC and related currency hedging effects, negatively impacted operating profit of the Other Activities segment by €7 million and €27 million, respectively.

On March 18, 2004, DaimlerChrysler acquired an additional 22% interest in MFTBC from MMC for €394 million in cash. As a result of the acquisition and first time consolidation of MFTBC, the identifiable segment assets of the Commercial Vehicles segment increased by €4.3 billion. The settlement with MMC associated with the quality issues and recall campaigns at MFTBC resulted in a favorable impact of €276 million, which is included in the operating profit of the Commercial Vehicles segment in the first quarter of 2005 (see Note 4).

During the three- and six-month periods ended June 30, 2004, the Chrysler Group recorded net charges of €35 million and €52 million, respectively, for the Chrysler Group turnaround plan (see Note 6). Additionally, the Chrysler Group recorded charges of €46 million and €104 million for early retirement incentives and other workforce reductions in the three- and six- month periods ended June 30, 2004, respectively. In addition, Chrysler Group operating results for the second quarter of 2004 were favorably impacted by an adjustment of €95 million to correct the calculation of an advertising accrual to more accurately reflect expected payments.

During the first quarter of 2004, the Financial Services segment recorded charges of €279 million related to the participation in Toll Collect. These charges resulted from the new contractual agreement from February 29, 2004, with the Federal Republic of

Germany and the associated adjustments of the estimated expenses. Charges recorded during the three- and six-month periods ended June 30, 2005, related to the participation in Toll Collect were €20 million and €53 million, respectively.

The reconciliation of total segment operating profit to consolidated income before income taxes and minority interests is as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of €)	2005	2004	2005	2004
Total segment operating profit	1,609	2,249	2,168	3,814
Elimination and consolidation amounts	62	(158)	131	(177)
Total Group operating profit	1,671	2,091	2,299	3,637
Pension and postretirement benefit expenses, other than current and prior service costs and settlement/curtailment losses	(283)	(205)	(572)	(413)
Interest and similar income	153	106	297	228
Interest and similar expenses	(237)	(169)	(423)	(398)
Other financial income, net	(66)	(23)	29	11
Miscellaneous items, net	(6)	(2)	(7)	(40)
The Group’s share of the above reconciling items included in the net losses of investments accounted for at equity	(96)	(412)	(250)	(714)
Consolidated income before income taxes and minority interests	1,136	1,386	1,373	2,311

19. Earnings per Share

The computation of basic and diluted earnings per share for “Net income” is as follows:

in millions of € or millions of shares,	Three months ended June 30,		Six months ended June 30,
except earnings per share	2005	2004	2005	2004
Net income – basic	737	577	1,025	989
Interest expense on convertible bonds and notes (net of tax)	—	—	—	—
Net income – diluted	737	577	1,025	989

Weighted average number of shares outstanding – basic	1,012.7	1,012.7	1,012.7	1,012.7
Dilutive effect of stock options	—	2.7	1.5	2.5
Weighted average number of shares outstanding – diluted	1,012.7	1,015.4	1,014.2	1,015.2

Earnings per share
Basic	0.73	0.57	1.01	0.98
Diluted	0.73	0.57	1.01	0.97

Stock options to acquire 85.3 million and 68.4 million DaimlerChrysler Ordinary Shares that were issued in connection with the 2000 Stock Option Plan were not included in the computation of diluted earnings per share for the three months ended June 30, 2005 and 2004, respectively (66.1 million and 68.4 million shares for the six months ended June 30, 2005 and 2004, respectively), because the options’ underlying exercise prices were greater than the average market prices of DaimlerChrysler Ordinary Shares for the periods presented.

20. Condensed Consolidated Financial Information

DaimlerChrysler AG, the parent company of the Group, fully and unconditionally guarantees certain publicly issued debt of its 100% owned subsidiary DaimlerChrysler North America Holding Corporation. The following condensed consolidating financial information for DaimlerChrysler AG, DaimlerChrysler North America Holding Corporation and all other subsidiaries on a combined basis set forth below is intended to provide investors with meaningful and comparable financial information about DaimlerChrysler AG and its subsidiary issuer. Investments and long-term financial assets includes the investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed consolidating financial information. Financial income (expense), net includes the income or loss related to such investments.

Interim Condensed Consolidated Statements of Income

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2005
Revenues	27,750	—	62,456	(20,039)	70,167
Cost of sales	(23,047)	—	(52,930)	18,660	(57,317)
Gross profit	4,703	—	9,526	(1,379)	12,850
Selling, administrative and other expenses	(3,244)	(9)	(6,307)	495	(9,065)
Research and development	(1,359)	—	(1,343)	30	(2,672)
Other income	240	—	350	(275)	315
Turnaround plan Chrysler Group	—	—	3	—	3
Income (loss) before financial income	340	(9)	2,229	(1,129)	1,431
Financial income (expense), net	770	553	48	(1,429)	(58)
Income before income taxes	1,110	544	2,277	(2,558)	1,373
Income taxes	(85)	268	(634)	130	(321)
Minority interests	—	—	(27)	—	(27)
Net income	1,025	812	1,616	(2,428)	1,025

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2004
Revenues	28,271	—	60,874	(19,722)	69,423
Cost of sales	(22,562)	—	(51,205)	18,355	(55,412)
Gross profit	5,709	—	9,669	(1,367)	14,011
Selling, administrative and other expenses	(3,339)	(7)	(5,853)	728	(8,471)
Research and development	(1,497)	—	(1,188)	47	(2,638)
Other income	250	—	346	(268)	328
Turnaround plan Chrysler Group	—	—	(52)	—	(52)
Income (loss) before financial income	1,123	(7)	2,922	(860)	3,178
Financial income (expense), net	556	773	(380)	(1,816)	(867)
Income before income taxes	1,679	766	2,542	(2,676)	2,311
Income taxes	(690)	227	(951)	130	(1,284)
Minority interests	—	—	(38)	—	(38)
Net income	989	993	1,553	(2,546)	989

Interim Condensed Consolidated Balance Sheets

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
June 30, 2005
Assets
Goodwill and other intangible assets	98	—	4,953	—	5,051
Property, plant and equipment, net	7,397	—	28,617	(6)	36,008
Investments and long-term financial assets	32,234	49,431	11,647	(86,275)	7,037
Equipment on operating leases, net	4,966	—	27,492	(301)	32,157
Fixed assets	44,695	49,431	72,709	(86,582)	80,253
Inventories	6,846	—	14,476	(1,174)	20,148
Trade, finance and other receivables	11,473	3,994	78,657	(16,067)	78,057
Securities	2,459	1,228	1,485	—	5,172
Cash and cash equivalents	1,479	3,054	2,931	—	7,464
Non-fixed assets	22,257	8,276	97,549	(17,241)	110,841
Deferred taxes and prepaid expenses	2,700	—	10,256	(6,869)	6,087
Total assets	69,652	57,707	180,514	(110,692)	197,181

Liabilities and stockholders’ equity
Stockholders’ equity	34,049	13,898	66,732	(80,630)	34,049
Minority interests	—	—	672	—	672
Accrued liabilities	11,352	350	35,168	(203)	46,667
Financial liabilities	14,667	42,595	40,748	(18,935)	79,075
Trade liabilities	5,193	—	11,188	—	16,381
Other liabilities	1,797	761	10,353	(3,293)	9,618
Liabilities	21,657	43,356	62,289	(22,228)	105,074
Deferred taxes and deferred income	2,594	103	15,653	(7,631)	10,719
Total liabilities	35,603	43,809	113,782	(30,062)	163,132
Total liabilities and stockholders’ equity	69,652	57,707	180,514	(110,692)	197,181

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
December 31, 2004
Assets
Goodwill and other intangible assets	97	—	4,557	—	4,674
Property, plant and equipment, net	7,130	—	26,881	(10)	34,001
Investments and long-term financial assets	30,170	45,891	10,459	(79,477)	7,043
Equipment on operating leases, net	4,955	—	22,013	(257)	26,711
Fixed assets	42,352	45,891	63,930	(79,744)	72,429
Inventories	6,395	—	11,213	(816)	16,792
Trade, finance and other receivables	11,132	3,896	75,803	(14,171)	76,660
Securities	1,951	410	1,523	—	3,884
Cash and cash equivalents	2,409	3,281	2,081	—	7,771
Non-fixed assets	21,887	7,587	90,620	(14,987)	105,107
Deferred taxes and prepaid expenses	2,076	—	9,241	(6,157)	5,160
Total assets	66,315	53,478	163,791	(100,888)	182,696

Liabilities and stockholders’ equity
Stockholders’ equity	33,541	11,657	63,537	(75,194)	33,541
Minority interests	—	—	909	—	909
Accrued liabilities	10,590	132	30,983	(139)	41,566
Financial liabilities	14,054	41,429	37,242	(16,105)	76,620
Trade liabilities	4,205	—	8,709	—	12,914
Other liabilities	1,680	149	9,461	(2,583)	8,707
Liabilities	19,939	41,578	55,412	(18,688)	98,241
Deferred taxes and deferred income	2,245	111	12,950	(6,867)	8,439
Total liabilities	32,774	41,821	100,254	(25,694)	149,155
Total liabilities and stockholders’ equity	66,315	53,478	163,791	(100,888)	182,696

Interim Condensed Consolidated Statements of Cash Flows

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2005
Cash provided by (used for) operating activities	1,636	(759)	6,446	(354)	6,969
Increase in equipment on operating leases	(1,397)	—	(9,225)	151	(10,471)
Purchases of property, plant, equipment and other fixed assets	(1,191)	—	(1,990)	—	(3,181)
Proceeds from disposals of equipment on operating leases	1,366	—	5,114	—	6,480
Proceeds from disposals of fixed assets	61	—	306	—	367
Payments for investments in businesses	(93)	—	(117)	—	(210)
Proceeds from disposals of businesses	307	—	(136)	—	118
(Increase) decrease in receivables from financial services, net	(45)	—	3,002	(70)	2,887
Disposition (acquisitions) of securities (other than trading), net	(511)	(721)	317	—	(915)
Other	133	1,653	(1,003)	(850)	(67)
Cash provided by (used for) investing activities	(1,370)	932	3,460	(769)	(4,992)
Change in financial liabilities	588	(777)	1,524	(2,681)	(1,346)
Dividends paid	(1,519)	—	(312)	296	(1,535)
Other	(5)	—	(3,508)	3,508	(5)
Cash used for financing activities	(936)	(777)	(2,296)	1,123	(2,886)
Effect of foreign exchange rate changes on cash	—	377	155	—	532
Net increase (decrease) in cash and cash equivalents	(670)	(227)	845	—	(52)
Cash and cash equivalents
At beginning of period	2,044	3,281	2,056	—	7,381
At end of period	1,374	3,054	2,901	—	7,329

		DaimlerChrysler	Other
	DaimlerChrysler AG	North America	subsidiaries	Consolidating	DaimlerChrysler AG
(in millions of €)	(parent company)	Holding Corporation	(combined)	adjustments	(consolidated)
Six months ended June 30, 2004
Cash provided by (used for) operating activities	2,712	(499)	7,005	(1,573)	7,645
Increase in equipment on operating leases	(1,498)	—	(7,299)	99	(8,698)
Purchases of property, plant, equipment and other fixed assets	(1,233)	—	(1,953)	12	(3,174)
Proceeds from disposals of equipment on operating leases	1,190	—	4,548	—	5,738
Proceeds from disposals of fixed assets	95	—	407	—	502
Payments for investments in businesses	(427)	—	256	—	(171)
Proceeds from disposals of businesses	—	—	136	—	136
(Increase) decrease in receivables from financial services, net	3	—	(3,255)	431	(2,821)
Acquisitions of securities (other than trading), net	(260)	(57)	(37)	—	(354)
Other	(379)	844	112	(886)	(309)
Cash provided by (used for) investing activities	(2,509)	787	(7,085)	(344)	(9,151)
Change in financial liabilities	251	(1,978)	788	1,042	103
Dividends paid	(1,519)	—	(94)	94	(1,519)
Other	(5)	—	(781)	781	(5)
Cash used for financing activities	(1,273)	(1,978)	(87)	1,917	(1,421)
Effect of foreign exchange rate changes on cash	—	176	24	—	200
Net increase in cash and cash equivalents	(1,070)	(1,514)	(143)	—	(2,727)
Cash and cash equivalents
At beginning of period	2,724	4,918	3,125	—	10,767
At end of period	1,654	3,404	2,982	—	8,040

Investor Relations			Financial Calendar 2005/2006

Stuttgart			Interim Report Q3 2005
Phone	+49 711 17 95277, 17 92261 or 17 95256		October 26, 2005
Fax	+49 711 17 94109 or 17 94075
Annual Press Conference /
Auburn Hills			Analysts’ and Investors’
Phone	+1 248 512 2812 or 2923		Conference Call
Fax	+1 248 512 2912		February 16, 2006

Annual Meeting
This report and additional information on DaimlerChrysler			April 12, 2006
are available on the Internet at:			Messe Berlin
www.daimlerchrysler.com

Concept and contents

DaimlerChrysler AG
Investor Relations

Publications for our shareholders:

		•	Annual Report (German, English)
		•	Form 20-F (English)
		•	Interim Reports on 1st, 2nd and 3rd quarters (German, English)
		•	Environment Report (German, English)
		•	Social Responsibility Report (German, English)
		•	Sustainability Report (German, English)

Investor Relations at www.daimlerchrysler.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: July 28, 2005